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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mixys Plc

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**FORMER NAME

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PROCESSED
AUG 24 2006
THOMSON FINANCIAL

FILE NO. 82- 34981 FISCAL YEAR 5-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/23/06



MISYS plc PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MAY 2006

Misys plc ("Misys"), the global software company, today 27 July 2006 announces its preliminary results for the year ended 31 May 2006.

Commenting on the results, Kevin Lomax, Chief Executive, Misys, said:

"Our businesses are in transition to higher growth market areas. We are encouraged by the initial progress we have made but recognise that there is more to do. We are firmly focussed on increasing growth and value for shareholders."

Financial results

- Encouraging Group performance overall
- Revenue: £953m (2005: £855m)
- Operating profit: £56m (2005: £72m)
- Like for like operating profit[1]: £86m (2005: £82m)
- Cash flow from operations: £107m (2005: £100m)
- Earnings per share: Basic 44.0p (2005: 12.4p);
  Adjusted[2] 14.3p (2005: 14.8p)
- Full year dividend: 7.18p per share up 5%
- Share repurchases: £25m (2005: £53m)
- Net debt: £95m (2005: £219m)

Business highlights

- Banking: Increased ILF order intake and revenue
- Healthcare: 9% increase in like-for-like operating profit
- Sesame: Strong recovery in operating profit on a like-for-like basis
- Strategic investment in product development as well as bolt-on acquisitions

[1] *Excludes exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles, profit on disposal of WebMD common stock, the impact of acquisitions and disposals and is stated at constant exchange rates.*

[2] *Excludes exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and exchange gains and losses on debt previously hedging goodwill written off to reserves.*

A conference call for analysts and investors, chaired by Sir Dominic Cadbury, will be held at 9.15am today. We will be unable to discuss or answer any questions relating to the recent announcements regarding the possibility of a bid being made for the whole or parts of Misys. To access this call please dial +44 (0) 1452 542300; Passcode 3467637. The call will be available for replay from later today until 4 August 2006 on +44 (0) 1452 550000; Passcode 3467637#. In addition, an audio cast of the call will be available on the Company's website for replay on demand as well as supporting slides at www.misys.com.

Misys is currently in an offer period; therefore we are unable to receive calls and answer questions from individual analysts. We will hold a further conference call to deal with detailed finance-related questions at 1.00pm today. The call will be chaired by Sir Dominic Cadbury; Howard Evans will be available to answer questions. To access this call please dial +44 (0) 1452 542300; Passcode 3612643. The call will be available for replay from later today until 4 August 2006 on +44 (0) 1452 550000; Passcode 3612643#. An audio cast of the call will be available on the Company's website for replay on demand at www.misys.com

ANALYST/INVESTOR ENQUIRIES

Alex Dee

Tel: +44 (0) 20 7368 2336

Mob: +44 (0) 7989 017 979

Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam

Tel: +44 (0) 20 7368 2305

Mob: +44 (0) 7957 807 721

Email: susan.cottam@misys.co.uk

Josh Rosenstock

Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910 914

Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY.L), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 97 of the world's top 100 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

SUMMARY RESULTS

	Statutory revenues		Like for like revenues (note 2)		Like for like return on revenue	
	2006	2005	**2006**	2005	**2006**	2005
	£m	£m	**£m**	£m	**%**	%
Banking	**267**	245	**265**	248	**14**	17
Healthcare	**316**	291	**314**	304	**15**	15
Sesame	**370**	319	**370**	313	**2**	2
Group	**-**	-	**-**	-	**-**	-
Continuing operations	**953**	855	**949**	865	**9**	10

	Statutory operating profit		Adjusted operating profit (note 1)		Like for like operating profit (note 2)	
	2006	2005	**2006**	2005	**2006**	2005
	£m	£m	**£m**	£m	**£m**	£m
Banking	**22**	41	**38**	41	**37**	41
Healthcare	**46**	43	**48**	43	**49**	45
Sesame	**(2)**	(5)	**9**	6	**9**	5
Group	**(10)**	(7)	**(9)**	(6)	**(9)**	(9)
Continuing operations	**56**	72	**86**	84	**86**	82

	Statutory		Adjusted (note 3)	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Profit before taxation	**39**	61	**69**	73
Profit after taxation	**26**	46	**54**	58
Profit for the year from discontinued operations (note 4)	**187**	16	**15**	16
Net income	**213**	62	**69**	74
Basic earnings per share	**44.0p**	12.4p	**14.3p**	14.8p
Full year dividend per share	**7.18p**	6.84p		
Net debt	**95**	219		

Notes:

1. *Adjusted operating profit is stated before exceptional items, gains and losses on embedded derivatives and amortisation of acquired intangibles, as follows:*
   a. *Exceptional items consist of: Restructuring program in Banking £13.9m (2005: £nil); Acquisition integration costs in Healthcare £2.0m (2005: £nil); Profit on disposal of associate in Sesame £8.0m (2005: £nil); Loss on disposal of businesses in Sesame £2.8m (2005: £2.7m); Estimated costs and redress payments associated with regulatory reviews and complaints in Sesame £15.7m (2005: £8.9m) and Discontinued disposal costs in Group £1.4m (2005: £nil).*
   b. *Gains on embedded derivatives in Banking £0.3m (2005: £nil)*
   c. *Amortisation of acquired intangibles in Banking £1.9m (2005: £0.3m) and Healthcare £0.5m (2005: £nil)*

2. *'Like for like' results are stated before exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles, profit on disposal of WebMD common stock and exclude the impact of acquisitions and disposals in the current and prior period. Figures are quoted in sterling using average exchange rates for the year ended 31 May 2006.*
   a. *The businesses disposed of in the current year related solely to Sesame and contributed revenue of £0.4m in the current year (2005: £6.4m) and adjusted operating loss of £0.1m (2005: Profit of £0.9m).*
   b. *The businesses acquired in the current and prior year contributed incremental revenue and adjusted operating profit for Banking: revenue of £1.7m and profit of £0.4m and for Healthcare: revenue £2.3m and losses of £0.8m.*
   c. *Profit on disposal of WebMD common stock of £nil (2005: £2.7m) are included within Group costs.*
   d. *Restating the results for 2005 using the average exchange rates for 2006 has increased 2005 revenues by £16.8m (Banking: £3.4m and Healthcare: £13.4m) and operating profit £2.5m (Banking: £0.3m, Healthcare: £2.2m). The most significant impact is from the movement in the US dollar, where the average exchange rate in 2006 was US$1.78:£1 compared to US$1.86:£1 in 2005.*

3. *Adjusted to exclude exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and exchange gains of £0.2m (2005: £nil) on debt previously hedging goodwill written off to reserves.*

4. *Profit for the year from discontinued operations, General Insurance, is made up of adjusted operating profit and profit after tax of £15.2m (2005: £15.8m) and profit on disposal of operations £171.9m (2005: £nil) disclosed as an exceptional item.*

CHIEF EXECUTIVE'S STATEMENT

The past year has been one of transition as we focus on moving towards the higher growth segments of our markets. We have continued to invest in building our business to create long-term value both through organic development and complementary acquisitions as well as realigning operating units more closely with market opportunities. Response has been positive, with a significant number of new-name customer wins in both core businesses.

We have made progress in our Banking business and market conditions remain positive. We have now completed the restructuring which created a more efficient and focussed operating structure and is enabling us to serve our customers more effectively. We brought together our Retail and Wholesale banking operations into a single business unit called Core Banking. This followed the creation of our Treasury and Capital Markets unit in June 2005, which performed strongly. Our success in winning over 30 new-name contracts during the year demonstrates the appeal of our products. We believe that Misys Banking Systems is well placed to build on the strength of its position in the markets it serves, with one of the largest customer bases in the industry, domain expertise and market leading products.

Looking forward, we see substantial opportunities to grow our business, in particular in developing economies where fast economic growth is driving upgrades of core banking systems. We continue to invest in our products and to refine our go-to-market product strategies.

The healthcare IT market remains very attractive, particularly in the clinical areas. We expect growth to continue to be strong especially in North America where the majority of our activities are. Our strategy is to capture more of that market's growth by transitioning our portfolio to the higher growth segments. Our multi-year investment programme has continued and we have also made good progress in restructuring sales teams during the year. We achieved an increased number of new-name customer wins in the year, including many new physician customers for our electronic medical record solution, as well as several multi-million dollar computer-based patient record solution deals for hospitals. Penetration of clinical solutions in the healthcare market still remains relatively low, providing an opportunity to be a key player in connecting the various venues of care.

Investing in new solutions and products is core to our strategy. We also continue to invest in both developing and increasing the pool of talent we have within the business, particularly in our Bangalore and Manila development centres, which remain critical to our competitiveness going forward. In Bangalore, we expect to move into our purpose-built premises later this financial year, which will provide shared facilities and support services for both Banking and Healthcare development teams.

We continued to manage the corporate portfolio to streamline our business focus. Misys General Insurance, a strong business in a mature market, was sold in May 2006 for net proceeds of £180m and profit of £172m. The disposal process for Sesame was terminated after the Board concluded that it was not possible at that time to achieve a sales price for Sesame which represented good value for shareholders.

We are moving to the higher growth segments of our markets in order to build long-term value. Misys operates in two of the largest and most dynamic vertical software markets and has a strong product portfolio in both. We know we have more to do to improve performance and are focused on establishing a track record for successful delivery in order to maximise value for shareholders.

FINANCIAL SUMMARY

In the year ended 31 May 2006 Misys reported revenue from continuing operations of £953m, 12% above the previous year (2005: £855m). Statutory operating profit was £56m (2005: £72m) but, when adjusted to exclude exceptional items, gains and losses on embedded derivatives and amortisation of acquired intangibles, was £86m (2005: £84m). Basic earnings per share were 44.0p (2005: 12.4p) and adjusted basic earnings per share were 14.3p (2005: 14.8p), a slight decrease of 3%. Our cash performance has remained strong with cash flow from operations of £107m (2005: £100m) and in addition we received net proceeds of £180m from the sale of General Insurance. We spent £25m on buying back 12m shares at an average cost of 212p per share. Net debt at £95m was £124m lower than at the end of May 2005.

The Board is recommending a final dividend of 4.49p per share. This would raise the full year dividend to 7.18p, an increase of 5% over last year.

CHANGE IN DIRECTOR'S RESPONSIBILITIES

After serving as a non-executive Director for more than ten years, Tony Alexander is to retire from the Board at the conclusion of the company's Annual General Meeting on 4 October 2006.

BUSINESS PERFORMANCE AND FINANCIAL REVIEW

The information in this section is presented on a 'like for like' basis. The 'like for like' results are stated before exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles, profit on disposal of WebMD common stock and exclude the impact of acquisitions and disposals in the current and prior period. Figures are quoted in sterling using average exchange rates for the year ended 31 May 2006.

Overview

Revenue for the year at £949m was 10% above that of the previous year. Banking, Healthcare and Sesame all reported increases in revenue. Operating profit at £86m was 5% ahead of last year whilst the operating margin was slightly below last year. Operating profit in Banking declined, but both Healthcare and Sesame delivered strong increases.

Banking

Misys Banking Systems, one of the leading global providers of software and solutions to the banking industry, delivered an encouraging sales performance. Whilst this performance reflects continued growth in market demand, more importantly it reflects the benefits we are now seeing from our increased investment in this business and its product range.

Market conditions

Trading conditions in the banking software market remain positive, with IT budgets rising on average by 4-5% and strong demand in most of our major geographical markets. The long term trend towards greater use by banks of third party solutions and external services continues as banks seek to reduce costs, consolidate IT systems and respond to increased regulatory and customer requirements. Banks are continuing to select strategic vendors as partners, reducing the overall number of vendors they deal with.

Trading performance

Overall, Banking delivered solid growth with total revenue at £265m rising by 7%. Initial Licence Fees ('ILF') order intake at £84m was 8% ahead of the prior year, resulting in strong growth in ILF revenue, up 15% for the full year. The closing order book at £31m was in line with last year.

Maintenance revenue at £121m, 3% ahead of last year, showed stronger growth than in the last couple of years, reflecting growth in ILF and the continued stability of our large installed customer base. Professional services revenue was flat at £48m, principally reflecting the impact of the contract deferrals highlighted at the time of our AGM trading update.

Operating profit at £37m was 10% behind last year, principally reflecting the contract deferrals, with operating margin at 14% for the full year (2005: 17%), having been 12% in the first half.

Business performance

Our Treasury and Capital Markets business, established on 1 June 2005, performed strongly in all its geographic markets in its first year with noteworthy success in Asia, especially in China. During the year, Bank of Beijing chose Misys Opics and Misys Trade Innovation to run its trade finance and treasury management services; China Zheshang Bank chose Misys Opics to provide its treasury management system, offering full multi-asset class coverage for trading, risk and operations; Bank of Communications implemented Misys Summit FT, our .NET treasury and capital markets solution; Agricultural Bank of China went live with Misys Summit FT; and China's newest bank, Bohai Bank, started using both Misys Opics and Misys Opics Risk. All of China's top five banks now use Misys products.

In March 2006 we launched Misys Summit FT Version 5.0. This major release marked the culmination of considerable investment in re-architecting Misys Summit to .NET.

We saw strong growth for our integrated treasury portal, Misys Treasury Plus. During 2005, we handled one in every eight transactions in the FX global market representing over 15 million automated transactions confirming Misys Treasury Plus as a leader in the post-trade services market.

The Core Banking reorganisation is now complete and has reduced management duplication, speeded up decision making and made it easier for customers to do business with us. Within the wholesale banking market, we continued to demonstrate positive momentum with Misys Midas Plus. In December 2005, Misys Midas Plus went live in the New York branch of the German bank, Landesbank Hessen-Thuringen; and in May 2006 we announced that the Bank of India had completed the roll out of Misys Midas Plus with global processing for its 16 international branch banking operations. This was the first time a bank had rolled out a packaged core banking system across three continents managing processes from a single hub.

Misys came top of an annual poll conducted by UK-based Trade Finance Magazine for two products, the back-office trade finance system, Misys Trade Innovation and the e-Banking front end, Misys Trade Portal. Over 180 banks across the world rely on the products in Misys Trade Services portfolio to serve their trade customers quickly and efficiently.

In the retail banking field, we recently announced a number of new-name wins. These included the International Finance Investment and Commerce Bank in Bangladesh which selected Misys Equation to help expand the reach and capabilities of its retail banking operation. Eskan Bank announced that it would be installing Misys Equation for its core system in Bahrain, with a branch automation module to manage consumer banking across its national branches. Later this year, it will roll out its multi-channel banking offering integrating ATMs, Internet banking and telephone banking. KASB Bank in Pakistan is installing Misys Equation to help it grow its retail banking business and further enhance customer relationships: Misys was chosen from a shortlist including Temenos and Systems Access.

We continued our strategy of complementing organic growth with bolt-on acquisitions that provide additional product functionality. In February 2006 we announced the acquisition of INTESIO, the specialist multi-channel banking solutions company and in March we acquired NEOMAlogic, the award-winning trade finance solutions business, which we have rebranded as Misys Trade Portal.

In risk management, we integrated Almonde, the Basel II compliance solution acquired in July 2005, into Core Banking. We have refocused the Risk Vision solution on serving existing customers.

As a result of the restructuring, the division has incurred an exceptional charge of £14m (including a £3m write-off of capitalised development costs relating to Risk Vision), which is within the expected range indicated at the time of our Interim Results. We expect to achieve cost savings of about £15m in the financial year ending 31 May 2007 which will largely be reinvested in the business, particularly in product development.

We have continued to invest in both developing and increasing the pool of talent we have within Misys Banking Systems, particularly in our Bangalore and Manila development and customer support centres where we have recently launched new graduate recruitment programmes to expand our workforce. Offshoring has enabled us to reduce costs but as importantly it is the availability of high quality talent which is crucial for our ongoing competitiveness.

Healthcare

Misys Healthcare Systems is a leading provider of IT solutions in the North American healthcare market. Our product portfolio serves all venues of care – hospitals, physicians' offices, the patient's home and long-term care facilities. Misys Healthcare Systems delivered strong growth in operating profit.

Market conditions

The continuing rise in the cost of healthcare in the United States remains a major issue on the political agenda. In 2005, US spending on healthcare made up over 16% of GDP, the largest single component in the US economy. Other factors driving demand for healthcare IT systems include the need for improved safety and quality, enhanced workflow and clinical outcomes, expansion of existing capacity and connectivity with the community. Patients are becoming more involved in treatment decisions and they and other payers are increasingly focused on quality and outcomes.

Trading performance

Revenue at £314m was 3% ahead of last year overall with maintenance and professional services revenue growing strongly.

Order intake for professional services was ahead in all businesses resulting in revenue growth of 11% in the year to £34m. This growth reflects the increasing importance of professional services in our total order intake mix. ILF revenue was down 4% at £57m and ILF order intake also decreased by 4% to £55m. We continue to see stronger demand for Misys EMR and Misys Homecare which has resulted in strong growth in order intake from new clients. However, this growth was more than offset by reduced ILF order intake in both Hospital Systems and upgrade sales to our existing physician customers. The reduction in Hospital Systems is partly a result of a change in sales mix with a higher proportion of the contract value being related to professional services.

Maintenance revenue showed good growth at £123m, 8% ahead of last year, demonstrating the strength of our installed base. Transaction services revenue was flat at £68m.

Operating profit at £49m was 9% ahead of last year, reflecting an improvement in the operating margin from 14.7% to 15.4%.

Business performance

In the hospital systems sector we continue to see increased spend in IT. In May we released Misys CPR 5.0, the newest version of our market-leading solution that offers hospitals advanced decision support capabilities, improved quality reporting modules and secure browser based access to patient clinical data. During the year we announced several significant new Misys CPR contracts including multi-million dollar contracts with Riverview Hospital in Indiana and with Brockville General Hospital in Canada, and an upgrade at the St. John's Regional Medical Centre and St. John's Pleasant Valley Hospital in California.

In physician systems there is a significant trend towards the mass market acceptance of electronic medical records as smaller practices are now adopting the technology at a more rapid pace. Hospital CIOs are looking for partnering opportunities with IT vendors to provide EMR and outreach to small physician practices. Web-literate consumers are now more demanding of their physicians in their quest for information and choice in medical decisions as they are increasingly bearing a significant share of medical costs. We have invested in our products to respond to customers' needs, adding functionality to help physicians keep pace with the developments in healthcare systems. Misys EMR 8.0, launched in May, greatly expands interoperability capabilities and support for healthcare communities. New contracts signed during the year included a Misys EMR solution for the Family Health Centre of Battle Creek, a primary care provider in Michigan, and Tidewater Physical Therapy Inc., a 20-location, 50-therapist practice in Virginia and North Carolina.

To develop new revenue streams beyond our traditional customer base and services in the transaction services market, in January 2006 we acquired Payerpath Inc. for US$49 million.

Integrated with our transaction services business this now operates as Payerpath, A Misys Company, and will allow us to bring new, innovative solutions to our customer base and the industry at large.

In homecare systems, we rolled out new functionality in the Misys Homecare product that uses Microsoft's leading-edge Visual Studio 2005 technology. We delivered the first production healthcare solutions for the new platform and were the only healthcare IT vendor invited to join Microsoft in announcing and rolling out the new technology. With Visual Studio, we released the Misys Homecare Executive Dashboard, a personalised, Web-based portal that allows executive management to view consolidated financial and clinical information; and the Misys Homecare PDA application, that allows home health aides to use functionality in the desktop application on an inexpensive mobile device. In recognition of this work we were awarded the 2006 TEPR (Towards an Electronic Patient Record) "Hot Products" Award for the Misys Homecare PDA application.

We also released a new version of our Lab system that features enhanced blood bank and expanded outreach capabilities. Misys Lab continues to be the #1 ranked lab product by KLAS.

The quality of our offering was further recognised in the 2005 KLAS Vendor Relationship Evaluation when a number of our products were ranked first or second in their categories. We won two Frost & Sullivan Customer Leadership Awards for excellence in customer service. We also received the highest ranking possible from US consultant and research firm AC Group, which uses extensive evaluations to rate electronic health record and electronic media record applications. In addition, the Certification Commission for Healthcare Information Technology (CCHIT) recently named Misys EMR Version 8.0 CCHIT Certified and that it meets CCHIT ambulatory electronic health record (EHR) criteria for 2006, having passed inspection of 100 per cent of a comprehensive set of criteria.

Demonstrating thought leadership we developed The Misys Center for Community Health Leadership which was launched just after the period end. The Center, which has a board of recognised industry experts, will work with local communities to enable the advancement of healthcare IT through electronic health record adoption, improving patient care and operational efficiency.

Sesame

Sesame is a leading provider of support services to financial advisers in the UK. During the year there was strong take-up of Sesame's new service offerings in the general insurance and mortgage fields.

Revenue at £370m was 18% higher than in the prior year. This reflects a significant increase in RI productivity, including strong take-up of Sesame's mortgage offerings in an investment climate that was generally more positive than in recent years. Encouragingly over 1,000 financial advisers were recruited into the Sesame Select open multi-tie proposition, with 700 having begun trading, since launch last July. As expected, a number of these advisers have transferred from our existing propositions, contributing to a reduction in the membership of both Sesame Network and Sesame Direct. Operating profit at £9 million was well ahead of last year and the operating margin improved slightly to just over 2%, in part as a result of favourable timing effects.

Costs incurred and changes to the future estimated costs and redress payments associated with regulatory reviews and endowment complaints have resulted in an exceptional charge of £16m in the year.

We announced on 30 March 2006 that we had terminated discussions with potential purchasers of Sesame. The Board had concluded that it was not possible to achieve a sale price for Sesame at that time, which reflected good value for the business and its prospects. Misys still views Sesame as a non-core business, but will continue to own and manage it for the time being.

General Insurance

On 5 May 2006 we completed the sale of our general insurance broking systems business. The gross proceeds from the sale were £183m with a profit on disposal of £172m, after taxation.

The General Insurance business contributed operating profit and profit before taxation, excluding profits on disposal, of £15m in the year up to the date of disposal and £16m in the prior year, these profits being included within adjusted EPS.

The results for General Insurance can be found in the Income Statement under discontinued operations and do not feature in the like for like analysis.

OTHER FINANCIAL INFORMATION

Unless otherwise stated, the information in this section is presented on an 'as reported' basis.

Group costs

The net charge for the year, at £10m, is an increase of £3m on last year, which included £3m profit arising last year on the disposal of the third and final tranche of warrants held in relation to WebMD's common stock.

Acquisitions and disposals

Within Banking, the Group acquired Almonde Inc in July 2005, INTESIO GmbH in February 2006 and NEOMAlogic SARL in March 2006, for a total consideration, including expenses, of £29m, which resulted in goodwill of £13m. Since we were already acting as agent for Almonde there are no incremental results for this business. Excluding Almonde, the acquisitions have contributed £1.5m revenue and £0.6m operating profit in the period since acquisition.

Within the Healthcare business, the Group acquired Payerpath Inc in January 2006, along with other assets in the physicians market in March 2006, for a total consideration, including expenses, of £31m, resulting in goodwill of £20m. The acquisitions have contributed revenue of £2.3m and operating losses of £2.8m in the period since acquisition, of which £2.0m of acquisition integration costs has been disclosed as an exceptional item..

Within Sesame, the Group disposed of its 60% shareholding in AssureWeb Ltd in July 2005 and its 29% investment in First Software (UK) Ltd in August 2005 for total net consideration of £11m, realising a combined profit in the year of £5m which has been disclosed as an exceptional item. The revenue and losses for AssureWeb up the date of disposal were £0.4m and £0.1m respectively (2005: £6.4m revenue and £1.8 operating loss - after an impairment of assets of £2.7m disclosed as an exceptional item in 2005).

Discontinued operations

During the year the Group disposed of the General Insurance business which has been shown under discontinued operations. In the current year, this business generated profit after tax of £187m comprising the realised profit on disposal of £172m after taxation and an operating profit and profit after taxation of £15m up to the date of disposal on 5 May 2006. The prior year figure of £16m relates to the operating profit and profit after taxation for the whole of the year ended 31 May 2005. In calculating the adjusted EPS figures, the operating profits noted above have been included within the calculation whereas the realised profit on disposal of £172m after taxation has been excluded.

Exceptional items

A net exceptional charge of £28m for continuing operations has been disclosed this year mainly in respect of the restructuring programme within Banking and additional provisions in respect of regulatory reviews and endowment complaints within Sesame. In the prior period a net operating exceptional charge of £12m was disclosed principally related to regulatory reviews and endowment complaints.

Endowment complaints

During the past two years, along with the rest of the industry, Sesame has experienced a significant increase in the volume of complaints from consumers about advice given by IFAs regarding the sales of endowment policies. This is due to increased consumer awareness, poor stock market performance over the life of the policies and action taken by the majority of product providers to crystallise their liabilities with regard to past endowment complaints. Given the levels of endowment complaints that were being received, the increasing rate at which they were being upheld and the expectation that the volumes of future complaints were going to be significant, last year a provision was made for the Directors' best estimate of the costs associated with complaints that were to be received in the future with respect to past sales of endowments. During the year these estimates have been reviewed and updated to reflect the Directors' current best estimate of the costs associated with complaints that are to be received in the future based on the actual experience over the last year. This reassessment of the provision for future endowment complaints, together with similar assessments of the other regulatory review provisions, which when created were treated as exceptional last year, has resulted in a further net exceptional charge being disclosed in the current year of £16m. The additional charge arising from this reassessment of the future endowment complaints provision is consistent with the experience of others in the industry who have had to reassess and increase previous provisions.

Other Exceptional Items

Further details of other exceptional items can be found in note 2 to the financial statements and principally relate to profits and losses on disposal of businesses together with acquisition integration costs and costs related to the terminated disposal process for Sesame.

Finance costs

The interest and other finance costs charge of £16m were £6m higher than last year. This was due mainly to increased average interest rates and a small increase in average borrowings, the latter due to the share buyback programme towards the end of the year ended 31 May 2005 and during the year ended 31 May 2006. Interest cover, including results from discontinued operations and before exceptional items and amortisation of acquired intangibles was slightly more than 6 times.

Profit before taxation

Statutory profit before taxation, of £39m, were £22m below last year reflecting the increased charge for exceptional items and higher financing costs. The tax charge on ongoing ordinary activities at £15m is broadly in line with last year. The underlying effective tax rate, 18% was slightly ahead of last year.

Cash flow

The Group has maintained its strong cash performance with net cash flow generated from operations of £107m (2005: £100m). This good performance, which follows equally strong cash generation in prior years, results from the Group's rigorous focus on cash management by operating businesses.

Cash payments in respect of both interest and taxation of £16m and £15m respectively, are broadly in line with the charge in the income statement. These cash outflows were significantly ahead of the prior year as a result of higher financing costs, mainly as a result of higher prevailing interest rates, and the timing of the settlement of taxation charges. As a result net cash flow from operating activities of £76m was £7m below last year.

Expenditure on developed software and other capital expenditure totalled £23m compared with £20m last year. Accordingly the net cash flow generated by operating activities after expenditure on developed software and other capital expenditure was £54m compared with £63m last year.

Dividend payments in the full year, being last year's final dividend and this year's interim dividend totalled £34m in line with last year as the increase in the dividend per share was offset by the effect of the shares repurchased both this year and at the end of last year. During the year the Group has repurchased a further 12m shares at a cost of £25m compared with £53m last year for 26m shares.

The net cash inflow in the year from corporate activities (i.e. proceeds from disposals less the cost of acquisitions) was £119m compared with an outflow last year of £9m. In the year ended 31 May 2006 this principally related to the disposal of the General Insurance business which raised net cash of £180m, offset by net cash consideration of £51m in respect of acquisitions during the year. The principal acquisition was in respect of Payerpath within the Healthcare business.

As a result of these various cash flows net debt at 31 May 2006 was £95m compared with £219m last year.

Earnings per share and proposed dividend
Basic EPS of 44.0p were 31.6p above last year, principally due to the profit on the disposal of General Insurance. Adjusted EPS (adjusted to exclude exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and exchange gains and losses on debt previously hedging goodwill written off to reserves) at 14.3p (2005: 14.8p) was 3% below last year. In the opinion of the Directors the adjusted basic EPS provides more comparable and representative information on continuing and established trading activities of the Group. The Board is recommending a final dividend of 4.49p per share. This will raise the full year dividend to 7.18p, an increase of 5% over last year.

CONSOLIDATED INCOME STATEMENT for the year ended 31 May 2006

all figures in £ millions	Note	2006	2005
Continuing operations			
Revenue	1	**953.3**	854.7
Operating profit before exceptional items		**83.6**	83.4
Exceptional items	2	**(27.8)**	(11.6)
Operating profit	1	**55.8**	71.8
Finance costs		**(21.4)**	(14.5)
Finance income		**5.1**	4.0
Net finance costs	7	**(16.3)**	(10.5)
Profit before taxation		**39.5**	61.3
Taxation	8	**(13.5)**	(14.7)
Profit after taxation from continuing operations		**26.0**	46.6
Discontinued operations			
Profit after taxation and before exceptional items		**15.2**	15.8
Exceptional items	2	**171.9**	-
Profit for the year from discontinued operations	4	**187.1**	15.8
Profit for the year		**213.1**	62.4
Attributable to:			
Shareholders of Misys plc		**213.1**	62.0
Minority interests		**-**	0.4
		213.1	62.4
		pence	pence
Earnings per share:			
- Basic	10	**44.0**	12.4
- Diluted	10	**43.6**	12.3
Dividends per share	9	**7.18**	6.84

STATEMENT OF RECOGNISED INCOME AND EXPENDITURE for the year ended 31 May 2006

all figures in £ millions	Note	2006	2005
Exchange differences on translation of foreign operations		**1.9**	(0.6)
Actuarial gains (losses) on defined benefit pension schemes	29	**2.9**	(2.5)
Taxation (charge) credit on items taken directly to or transferred from equity	27	**(2.4)**	0.8
Net income (expense) recognised directly in equity		**2.4**	(2.3)
Net profit for the period		**213.1**	62.4
Total income recognised in the period		**215.5**	60.1
Adjustment for the implementation of IAS 39	37	**(1.7)**	-
		213.8	60.1
Attributable to:			
Shareholders of Misys plc		**213.8**	59.7
Minority interests		**-**	0.4
		213.8	60.1

STATEMENT OF CASH FLOWS for the year ended 31 May 2006

all figures in £ millions	Note	2006	2005
Operating activities			
Net cash flow generated from operations		**106.5**	100.4
Net interest paid	11	**(15.4)**	(9.8)
Taxation paid		**(14.8)**	(7.2)
Net cash flow from operating activities		**76.3**	83.4
Investing activities			
Acquisitions and disposals of businesses	12	**119.0**	(8.7)
Expenditure on developed software		**(14.4)**	(11.2)
Other capital expenditure and financial investment	13	**(8.3)**	(9.0)
Net cash flow from investing activities		**96.3**	(28.9)
Net cash flow from financing activities	14	**(166.7)**	(60.5)
Net cash flow from operating, investing and financing activities		**5.9**	(6.0)
Differences on exchange		**0.2**	0.6
Increase (decrease) in cash and cash equivalents in the period		**6.1**	(5.4)
Net cash and cash equivalents at the start of the period		**101.6**	107.0
Net cash and cash equivalents at the end of the period	16	**107.7**	101.6

all figures in £ millions	2006	2005
Continuing operations		
Profit after taxation	**26.0**	46.6
Net finance costs	**16.3**	10.5
Taxation charge	**13.5**	14.7
Amortisation charge net of (profit) loss on disposal of other intangibles	**11.7**	5.4
Depreciation charge net of (profit) loss on disposal of property, plant and equipment	**9.1**	8.0
Share-based payment charge	**9.5**	10.2
Difference between pension charge and cash contributions	**(5.0)**	-
Net (profit) loss on disposal of businesses	**(5.2)**	2.7
Decrease in inventories	**0.3**	0.2
Increase in trade and other receivables	**(14.5)**	(43.2)
Increase in payables and provisions	**25.4**	34.8
Increase (decrease) in deferred income	**5.8**	(5.7)
Other non-cash movements	**(0.2)**	0.1
Net cash flow generated from continuing operations	**92.7**	84.3
Discontinued operations		
Profit after taxation	**187.1**	15.8
Depreciation charge net of (profit) loss on disposal of property, plant and equipment	**0.2**	0.4
Share-based payment charge	**0.3**	0.2
Net profit on disposal of businesses	**(171.9)**	-
(Increase) decrease in inventories	**(0.1)**	0.1
Decrease (increase) in trade and other receivables	**0.2**	(0.3)
(Decrease) increase in payables and provisions	**(1.5)**	0.3
Decrease in deferred income	**(0.5)**	(0.4)
Net cash flow generated from discontinued operations	**13.8**	16.1
Net cash flow generated from operations	**106.5**	100.4

CONSOLIDATED BALANCE SHEET as at 31 May 2006

all figures in £ millions	Note	**2006**	2005
Non current assets			
Goodwill	17	**241.1**	216.3
Other intangible assets	18	**47.0**	22.4
Property, plant and equipment	19	**18.0**	22.4
Investments	20	**3.8**	4.1
Trade and other receivables	21	**17.5**	13.6
Derivative financial instruments	24	**0.5**	-
Deferred tax assets	27	**22.7**	21.9
		350.6	300.7
Current assets			
Inventories		**0.9**	1.2
Trade and other receivables	21	**175.7**	166.8
Derivative financial instruments	24	**1.0**	-
Current tax assets		**4.5**	2.7
Cash and cash equivalents	16	**117.2**	101.6
		299.3	272.3
Current liabilities			
Trade and other payables	22	**(153.8)**	(137.7)
Loans and overdrafts	23	**(11.8)**	(3.1)
Derivative financial instruments	24	**(0.7)**	-
Current tax liabilities		**(49.9)**	(56.6)
Provisions	26	**(64.8)**	(54.3)
Deferred income	28	**(114.7)**	(108.8)
		(395.7)	(360.5)
Net current liabilities		**(96.4)**	(88.2)
Total assets less current liabilities		**254.2**	212.5
Non current liabilities			
Trade and other payables	22	**(3.7)**	(2.0)
Loans and overdrafts	23	**(200.1)**	(317.3)
Derivative financial instruments	24	**(2.5)**	-
Provisions	26	**(35.9)**	(35.3)
Deferred income	28	**(4.3)**	(8.5)
Retirement benefit obligations	29	**(0.7)**	(8.8)
		(247.2)	(371.9)
Net assets (liabilities)		**7.0**	(159.4)
Equity			
Share capital	34	**5.5**	5.6
Share premium account	34	**67.2**	66.5
Capital redemption reserve	34	**0.3**	0.2
Other reserves	35	**(66.0)**	(235.0)
Equity shareholders' funds (deficit)		**7.0**	(162.7)
Minority interests	34	**-**	3.3
Total equity		**7.0**	(159.4)

Approved by the Board

Kevin Lomax
Howard Evans

27 July 2006

ACCOUNTING POLICIES

BASIS OF PREPARATION

The financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted by the European Union and with those parts of the Companies Act 1985 that are applicable to companies reporting under IFRS.

Misys adopted IFRS with a transition date of 1 June 2004. Comparative figures for the year ended 31 May 2005 and the Group's balance sheet as at 31 May 2005 that were previously reported in accordance with accounting principles generally accepted in the United Kingdom ('UK GAAP') have been restated to comply with IFRS, with the exception of IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' which have been applied prospectively from 1 June 2005.

IFRS 1 'First-time Adoption of International Financial Reporting Standards' allows certain exemptions from the retrospective application of IFRS prior to 1 June 2004. Where these exemptions have been used, they are explained under the relevant headings below. The consolidated financial information has been prepared under the historical cost convention, except as described under the heading 'Financial Instruments'.

BASIS OF CONSOLIDATION

The Group's financial statements consolidate the financial statements of Misys plc and its subsidiary undertakings.

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair value at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of identifiable net assets acquired (i.e. discount on acquisition) is credited to income in the period of acquisition.

Subsidiary undertakings acquired during the period have been included in the financial statements from the date of acquisition. Subsidiary undertakings disposed of are included in the financial statements up to the date of disposal. Accordingly, the consolidated income statement, the consolidated statement of recognised income and expense and the consolidated cash flow statement include the results and cash flows for the period of ownership.

RECENT ACCOUNTING DEVELOPMENTSIFRS 7 'Financial Instruments: Disclosures' was issued in August 2005 and is required to be implemented by Misys from 1 June 2007. This new standard incorporates the disclosure requirements of IAS 32, which it supersedes, and adds further quantitative and qualitative disclosures in relation to financial instruments. These disclosures will be made in future periods.

IFRIC 8 'Scope of IFRS 2' applicable from 1 May 2006 addresses the issue of whether IFRS 2 applies to transactions in which the entity cannot specifically identify some or all of the goods and services received. This interpretation is not expected to have a material impact on the Group.

IFRIC 9 'Reassessment of Embedded Derivatives' applicable from 1 June 2006 prohibits reassessment of the treatment of embedded derivatives subsequent to initial recognition unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would occur under the contract, in which case reassessment is required. This interpretation is not expected to have a material impact on the Group.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The preparation of financial statements under IFRS requires management to make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

Critical accounting estimates and judgements arise in relation to revenue recognition, the impairment of intangible assets, recognition of provisions in respect of onerous property contracts, regulatory reviews and complaints provisions and the recognition of deferred tax assets. The accounting policies in respect of these items are set out below and details of the estimates and judgements impacting the financial statements are set out in notes 17, 26 and 27.

REVENUE RECOGNITION

Revenue represents the fair value of consideration received or receivable from clients for goods and services provided by the Group, net of discounts and sales taxes.

Revenue from system sales is recognised when a signed contract exists, delivery to a customer has occurred with no significant vendor obligations remaining and where the collection of the resulting receivable is considered probable. In instances where a significant vendor obligation exists, revenue recognition is delayed until the obligation has been satisfied. No revenue is recognised for multiple deliveries or multiple element products if an element of the contract remains undelivered and is essential to the functionality of the elements already delivered.

Maintenance fees are recognised rateably over the period of the contract. EDI and remote processing services (transaction processing) are recognised as the services are performed.

Revenue from professional services, such as implementation, training and consultancy, is recognised as the services are performed.

Revenue on certain larger composite contracts is recognised on a percentage of completion basis over the period from the commencement of performance on the contract to customer acceptance. The degree of completion of a contract is measured using the costs incurred to date or milestones reached, depending upon the nature of the individual contract and the most appropriate measure of the percentage of completion. Losses on contracts are recognised as soon as a loss is foreseen by reference to the estimated costs of completion.

Within Sesame, commission revenue received from insurers based on gross premiums written is presented gross of commission payable to Independent Financial Advisors (IFAs) and is recognised when earned. Annual fees received from certain IFAs for industry training, compliance support and access to Misys network's listing of insurance providers and products are recognised over the relevant subscription period.

SHARE INCENTIVE SCHEMES
The Group operates several equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable.

At each balance sheet date, a revised estimate is made of the number of options that are expected to become exercisable. If the revised estimate differs from the original estimate, the charge to the income statement is adjusted over the remaining vesting period of the options.

PENSIONS
The Group operates a number of defined contribution pension schemes covering the majority of its employees. The costs of these pension schemes are charged to the income statement as incurred. In addition, the Group has a closed funded defined benefit pension scheme in the UK, as well as a number of other smaller defined benefit arrangements outside the UK. The remaining active members of the closed UK defined benefit scheme now contribute to a defined contribution section of the scheme. Full independent actuarial valuations are carried out on at least a triennial basis and updated to each balance sheet date. The assets of the schemes are held separately from those of the Group.

Pension scheme assets are measured using market values. Pension scheme liabilities are measured using a projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. The pension scheme surplus (to the extent that it is recoverable) or deficit is recognised in full on the balance sheet. Any current or past service cost is recognised in the income statement. The net of the expected increase in the present value of the schemes' liabilities, and the Group's long-term expected return on its schemes' assets, are included in the income statement.

Any difference arising from experience or assumption changes and differences between the expected return on assets and those actually achieved are charged or credited to the statement of total recognised income and expense as they arise.

LEASES
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Property, plant and equipment held under finance leases are capitalised in the balance sheet at the lower of cost or present value of the minimum lease payments and are depreciated over their useful lives. The capital elements of future obligations under leases are included as liabilities in the balance sheet. The interest elements of the lease obligations are charged to income on an actuarial basis over the period of the lease. Rentals paid under operating leases are charged to income on a straight line basis over the lease term.

ONEROUS PROPERTY CONTRACTS
Provision for onerous lease commitments is based on an estimate of the net unavoidable lease payments on these properties, being the rental due, plus any termination costs, less any income expected to be derived from the properties being sublet. The provisions are discounted at an appropriate rate to take into account the effect of the time value of money.

TAXATION
Taxation is that chargeable on the profits for the period, together with deferred taxation. Deferred taxation is recognised, using the liability method, in respect of all temporary differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that

date that will result in an obligation to pay more, or a right to pay less, tax in the future.

Resultant deferred tax assets are recognised only to the extent that it is probable that there will be suitable taxable profits from which the underlying temporary differences can be deducted, or where there are deferred tax liabilities against which the assets can be recovered.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted at the balance sheet date.

Current and deferred tax is recognised in the income statement except when the tax relates to items charged or credited directly to equity, in which case the tax is also dealt with in equity.

FOREIGN CURRENCIES

Items included in the financial statements of group companies are measured using the currency of the primary economic environment in which each entity operates, their functional currency. The consolidated financial statements are presented in sterling.

Each overseas operation translates foreign currency transactions into their own functional currency at rates ruling at the date of each transaction. Foreign currency monetary assets and liabilities are retranslated at rates ruling at the balance sheet date, and currency translation differences are recognised in the income statement.

On consolidation, the results of overseas operations are translated to sterling at the average exchange rate for the period, and their assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Currency translation differences are recognised in the translation reserve.

Exchange gains and losses on foreign currency borrowings used to finance an equity investment in an overseas operation are offset in reserves against the exchange differences arising on the retranslation of the net investment, up to the level of the investment. The exchange differences on any ineffective portion are recognised in the income statement.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

When a foreign operation is disposed, the accumulated translation differences that relate to it are removed from equity and recognised in the income statement as part of the gain or loss on disposal.

As permitted under IFRS 1, cumulative translation differences in respect of foreign operations have been deemed to be nil at 1 June 2004.

The Group hedges its exposure to certain foreign exchange risks using derivatives and foreign currency borrowings. Details of the accounting policies in respect of these are given in the financial instruments section.

INTANGIBLE ASSETS - GOODWILL

Goodwill arising on consolidation represents the consideration, net of costs, less the Group's interest in the fair value of the identifiable assets and liabilities acquired.

Goodwill is recognised as an intangible asset and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

On the disposal of a previously acquired subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts, subject to being tested for impairment at that date. As permitted under IFRS 1, goodwill written off to reserves under UK GAAP prior to 1 June 1998 has not been reinstated and is not included in determining any subsequent gain or loss on disposal.

CONTINGENT CONSIDERATION

Where part or all of the amount of purchase consideration is contingent on future events, the cost of acquisition initially recorded is a reasonable estimate of the fair value of amounts expected to be payable in the future.

The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments continuing to be made to goodwill until the ultimate outcome is known. These liabilities are reported under provisions in the balance sheet.

OTHER INTANGIBLE ASSETS AND RESEARCH AND DEVELOPMENT EXPENDITURE

Research expenditure, including the cost of in-house software research, is expensed in the period in which it is incurred.

Software development expenditure is capitalised when the Group is able to demonstrate all of the following: the technical feasibility of the resulting asset; the ability (and intention to) complete the development and use or sell it; how the asset will generate probable future economic benefits; and the ability to measure reliably the expenditure attributable to the asset during its development.

Development costs which do not meet these criteria are recognised in the income statement as incurred and are not subsequently capitalised.

Capitalised development costs are normally amortised on a straight line basis over their useful economic lives, once the related software product is available for use.

Intangible assets purchased separately, such as software licences that do not form an integral part of related hardware, are capitalised at cost and amortised over their useful economic lives. Intangible assets acquired through a business combination are initially measured at fair value and amortised over their useful economic lives.

Estimated useful lives by major class of assets are as follows:

> Acquired intangibles	4-10 years
> Developed software	3-5 years
> Third party software	3-5 years

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight line basis so as to write off the cost, less estimated residual value of each asset, over its expected useful life. The residual values and useful economic lives of property, plant and equipment are reviewed annually. Freehold land is not depreciated. The useful lives by major class of assets applied from the date of purchase are:

> Freehold and long leasehold property	50 years
> Short leasehold property	over lease term
> Computer and other equipment	4-10 years

IMPAIRMENT OF ASSETS
Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is reviewed for impairment annually.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

INVENTORIES
Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method.

FINANCIAL INSTRUMENTS
Financial assets and liabilities are recognised on the Group's balance sheet when the Group becomes party to the contractual provisions of the instrument. A more detailed description of the accounting policy for each type of significant financial instrument is given below:

TRADE RECEIVABLES
Trade receivables do not carry any interest and are stated at amortised cost, as the carrying value is reduced by appropriate allowances for estimated irrecoverable amounts.

INVESTMENTS
Investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned. Investments are initially measured at fair value, equating to cost, including transaction costs.

Investments are subsequently measured at fair value unless this cannot be measured reliably by reference to quoted prices in an active market, in which case they continue to be measured at historical cost, net of any impairment.

FINANCIAL LIABILITIES AND EQUITY
Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

BANK BORROWINGS
Borrowings are initially stated as the 'net proceeds', being the principal loan element, net of issue and finance costs. Issue costs together with finance costs are allocated to the income statement over the term of the facility at the effective rate of interest. Accrued finance costs attributable to borrowings where the maturity at the date of issue is less than 12 months are included in other payables within current liabilities. For all other borrowings, accrued finance charges and issue costs are included in the carrying value of those borrowings.

TRADE PAYABLES
Trade payables are non-interest bearing and are stated at amortised cost.

EQUITY INSTRUMENTS
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING (FROM 1 JUNE 2005)
The business activities of the Group expose it to financial risks that arise from changes in both foreign

exchange rates and interest rates. The Group uses forward currency contracts and interest rate caps to hedge these exposures. The Group does not use derivative financial instruments for speculative purposes.

Changes in the fair value of derivative financial instruments are recognised directly in equity where they are designated as effective hedges of future cash flows. The ineffective portion of the hedge, where it occurs, is recognised immediately in the income statement. If the item being hedged is a non-financial asset or liability then the associated gains or losses on the associated derivative that had previously been recognised in equity are included in the measurement of the asset or liability at the time it is recognised. Conversely if the item being hedged is a financial asset or liability, any amounts arising from changes in fair value that are deferred in equity are subsequently recognised in the income statement in the same accounting period in which the hedged item affects net income.

Changes in the fair value of derivative financial instruments, where they are not designated as effective hedges of future cash flows, are recognised in the income statement. Any changes in the fair value of the underlying transaction are also recognised in the income statement.

Hedge accounting of a transaction is discontinued when the hedging instrument is sold, terminated, or exercised, or when the hedging instrument no longer qualifies for hedge accounting. Under these circumstances any cumulative gain or loss on the hedging instrument, which has already been recognised in equity, is retained in equity until the transaction occurs. However if a hedged transaction is no longer expected to occur, any net cumulative gain or loss that has already been recognised in equity is immediately transferred to the income statement.

A derivative that is embedded in another financial instrument, or in a host contract, is treated as a separate derivative if its risks and characteristics are not closely related to those of the host contract. Under these circumstances the host contract is not carried at fair value but any unrealised gains or losses on the derivative are reported in the income statement.

DERIVATIVE FINANCIAL INSTRUMENTS (FROM 1 JUNE 2004 TO 31 MAY 2005)

During this period derivative instruments were used by the Group solely to reduce or eliminate exposure to foreign exchange and interest rate risks. Derivative instruments that were used included forward currency contracts, currency swaps and interest rate caps. These derivative instruments were considered to be hedges because they were used to reduce the risk profile of an existing underlying exposure in accordance with the Group's risk management policies. When derivatives were used for hedging purposes, the Group deferred the derivative's impact on the income statement profit until the impact of the underlying transaction was also recognised. Premiums or discounts arising on the purchase of derivative instruments were amortised over the shorter of the life of the instrument and the underlying transaction.

Where forward currency contracts were used to hedge balance sheet items, the balance sheet items were translated at the rate of exchange that was contained within the hedge. Where the instrument was used to hedge against future transactions that were not yet shown on the balance sheet, any gains and losses were deferred until the transaction occurred.

Where a derivative ceased to be a hedge, either as a result of the underlying exposure which it was hedging having been extinguished or because the future transaction was no longer considered likely to occur, the derivative was either cancelled, sold or matched against a new derivative. Any cost of termination was recognised in the profit and loss account in the period of termination. Where the derivative was matched by a new derivative, any resultant gain or loss was immediately recognised in the profit and loss account.

PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation; and if this amount is capable of being reliably estimated. If such an obligation is not capable of being reliably estimated it is classified as a contingent liability.

EXCEPTIONAL ITEMS

Where certain expense or revenue items recorded in a period are material by their size or incidence, these are disclosed as exceptional within a separate line on the income statement.

NOTES TO THE FINANCIAL STATEMENTS

1 Segmental analysis

The Group's primary segment reporting is by business sector with geographical reporting being the secondary format. The business sectors consist of Banking, Healthcare, Sesame and Group.

Revenue and operating profit (loss) by business

all figures in £ millions	**Banking**	**Healthcare**	**Sesame**	**Group**	**2006 Total**
Revenue from continuing operations	**266.6**	**316.7**	**370.0**	**-**	**953.3**
Operating profit from continuing operations	**22.3**	**45.4**	**(1.9)**	**(10.0)**	**55.8**
Net finance costs					**(16.3)**
Profit before taxation					**39.5**
Taxation					**(13.5)**
Net profit from continuing operations					**26.0**
Net profit from discontinued operations					**187.1**
Net profit					**213.1**

all figures in £ millions	Banking	Healthcare	Sesame	Group	2005 Total
Revenue from continuing operations	245.0	290.5	319.2	-	854.7
Operating profit from continuing operations	40.9	42.6	(5.3)	(6.4)	71.8
Net finance costs					(10.5)
Profit from taxation					61.3
Taxation					(14.7)
Net profit from continuing operations					46.6
Net profit from discontinued operations					15.8
Net profit					62.4

All revenue is derived from external customers.

Included within Banking operating profit are exceptional costs of £13.9m (2005: £nil), gains on embedded derivatives of £0.3m (2005: £nil) and amortisation of acquired intangibles of £1.9m (2005: £0.3m). Included within Healthcare are exceptional costs of £2.0m (2005: £nil) and amortisation of acquired intangibles of £0.5m (2005: £nil). Included in Sesame are exceptional costs of £10.5m (2005: £11.6m). Included within Group are exceptional costs of £1.4m (2005: £nil).

Included within Group expenses is income of £nil (2005: £2.7m) arising on the disposal of the final one third of the warrants held in relation to WebMD common stock.

Other segment information

all figures in £ millions	Banking	Healthcare	Sesame	Group	Continuing operations	Discontinued operations	2006 Total
Net assets (liabilities)							
Assets	**146.2**	**236.5**	**116.9**	**33.1**	**532.7**	**-**	**532.7**
Liabilities	**(147.1)**	**(89.6)**	**(128.4)**	**(65.9)**	**(431.0)**	**-**	**(431.0)**
Net Group balances	**(25.9)**	**(409.2)**	**(227.7)**	**662.8**	**-**	**-**	**-**
Net (debt) funds	**34.2**	**6.8**	**96.4**	**(232.1)**	**(94.7)**	**-**	**(94.7)**
	7.4	**(255.5)**	**(142.8)**	**397.9**	**7.0**	**-**	**7.0**
Capital investment							
Goodwill and acquired intangibles	**25.1**	**28.9**	**-**	**-**	**54.0**	**-**	**54.0**
Developed software	**10.4**	**4.0**	**-**	**-**	**14.4**	**-**	**14.4**
Other	**5.0**	**2.8**	**0.3**	**0.3**	**8.4**	**0.2**	**8.6**
	40.5	**35.7**	**0.3**	**0.3**	**76.8**	**0.2**	**77.0**
Depreciation and amortisation							
Acquired intangibles	**1.9**	**0.5**	**-**	**-**	**2.4**	**-**	**2.4**
Developed software	**3.0**	**2.0**	**-**	**-**	**5.0**	**-**	**5.0**
Other	**5.4**	**3.7**	**0.9**	**0.5**	**10.5**	**0.2**	**10.7**
	10.3	**6.2**	**0.9**	**0.5**	**17.9**	**0.2**	**18.1**
Share-based payment charge	**3.7**	**3.8**	**0.3**	**1.7**	**9.5**	**0.3**	**9.8**
Employees (average)	**2,537**	**2,771**	**786**	**54**	**6,148**	**308**	**6,456**

all figures in £ millions	Banking	Healthcare	Sesame	Group	Continuing operations	Discontinued operations	2005 Total
Net assets (liabilities)							
Assets	111.6	213.2	109.9	32.8	467.5	3.9	471.4
Liabilities	(114.6)	(79.5)	(113.7)	(95.8)	(403.6)	(8.4)	(412.0)
Net Group balances	1.5	(423.8)	(235.6)	629.5	(28.4)	28.4	-
Net (debt) funds	24.7	10.0	99.5	(364.2)	(230.0)	11.2	(218.8)
	23.2	(280.1)	(139.9)	202.3	(194.5)	35.1	(159.4)
Capital investment							
Goodwill and acquired intangibles	4.8	-	-	-	4.8	-	4.8
Developed software	5.0	6.2	-	-	11.2	-	11.2
Other	5.8	2.6	1.2	0.6	10.2	0.3	10.5
	15.6	8.8	1.2	0.6	26.2	0.3	26.5
Depreciation and amortisation							
Acquired intangibles	0.3	-	-	-	0.3	-	0.3
Developed software	2.4	1.2	-	-	3.6	-	3.6
Other	5.2	3.1	1.1	0.4	9.8	0.3	10.1
	7.9	4.3	1.1	0.4	13.7	0.3	14.0
Share-based payment charge	3.7	4.7	0.3	1.5	10.2	0.2	10.4
Employees (average)	2,521	2,740	884	56	6,201	306	6,507

Capital investment comprises expenditure on goodwill, other intangible assets and property, plant and equipment.

Segment assets consist primarily of goodwill, other intangible assets, property, plant and equipment, and trade and other receivables and exclude cash balances and intercompany receivables. Included within Group segment assets are amounts relating to corporation tax recoverable and deferred tax assets. Segment liabilities consist primarily of trade and other payables and provisions and exclude bank overdrafts, loans, loan notes, finance leases and intercompany payables. Included within Group segment liabilities are amounts relating to corporation tax payable, deferred tax liabilities and retirement benefit obligations.

all figures in £ millions *Continuing operations*	**United Kingdom**	**Rest of Europe**	**Asia Pacific**	**Americas**	**Other**	**2006 Total**
Revenue by destination	**415.1**	**107.2**	**34.7**	**364.6**	**31.7**	**953.3**
Assets by location of operations	**216.9**	**24.2**	**7.1**	**273.0**	**11.5**	**532.7**
Capital investment by location of operations	**11.2**	**25.0**	**0.3**	**39.4**	**0.9**	**76.8**
Employees (average) by location of operations	**1,441**	**417**	**495**	**2,905**	**890**	**6,148**

all figures in £ millions *Continuing operations*	United Kingdom	Rest of Europe	Asia Pacific	Americas	Other	2005 Total
Revenue by destination	356.3	93.8	26.9	345.4	32.3	854.7
Assets by location of operations	183.2	24.8	4.7	246.9	7.9	467.5
Capital investment by location of operations	12.5	0.8	0.7	11.1	1.1	26.2
Employees (average) by location of operations	1,519	427	537	3,025	693	6,201

Excluded from the above analysis are the following items relating to discontinued operations: revenue by destination United Kingdom £30.2m (2005: £32.3m), Rest of Europe £1.1m (2005: £1.4m); assets by location of operation United Kingdom £nil (2005: £3.9m); capital investment by location of operation United Kingdom £0.2m (2005: £0.3m) and employees by location of operation United Kingdom 307 (2005: 303), Rest of Europe 1 (2005: 3).

all figures in £ millions *Continuing operations*	**Banking**	**Healthcare**	**Sesame**	**2006 Total**
Initial licence fees	**83.6**	**57.1**	**3.3**	**144.0**
Maintenance	**121.6**	**123.2**	**1.4**	**246.2**
Transaction processing	**11.6**	**70.4**	**364.9**	**446.9**
Professional services	**49.6**	**34.2**	**0.4**	**84.2**
Hardware	**0.2**	**31.8**	**-**	**32.0**
	266.6	**316.7**	**370.0**	**953.3**

all figures in £ millions *Continuing operations*	Banking	Healthcare	Sesame	2005 Total
Initial licence fees	72.1	56.6	-	128.7
Maintenance	115.5	108.6	2.8	226.9
Transaction processing	9.3	65.1	310.0	384.4
Professional services	47.8	29.6	6.4	83.8
Hardware	0.3	30.6	-	30.9
	245.0	290.5	319.2	854.7

2 Exceptional items

all figures in £ millions	**2006**	2005
Profit on disposal of associate	**8.0**	-
Loss on disposal of businesses	**(2.8)**	(2.7)
Estimated costs and redress payments associated with regulatory reviews and endowment complaints	**(15.7)**	(8.9)
Restructuring programme	**(13.9)**	-
Acquisition integration costs	**(2.0)**	-
Discontinued disposal costs	**(1.4)**	-
Exceptional items within continuing operations	**(27.8)**	(11.6)
Profit on disposal of operations (note 4)	**171.9**	-
Total exceptional items before taxation	**144.1**	(11.6)
Taxation on exceptional items within continuing operations	**1.6**	-
Total exceptional items after taxation	**145.7**	(11.6)

Profit on disposal of associate
The profit on disposal of £8.0m in the current period relates to the disposal of the 29% investment in First Software (UK) Limited. There is no tax impact in respect of this item recognised within the taxation charge. There was a cash inflow, net of expenses, of £8.6m (2005: £nil) in respect of this item in the year.

Loss on disposal of businesses
The loss on disposal of £2.8m (2005: £2.7m) relates to the disposal of the 60% holding in AssureWeb Limited on 7 July 2005, with the charge being made in 2005 in respect of the impairment of assets on the impending sale of this business. There is no tax impact in respect of this item recognised within the taxation charge. There was a cash inflow, net of expenses, of £2.7m (2005: £nil) in respect of this item in the year.

Estimated costs and redress payments associated with regulatory reviews and endowment complaints
The exceptional charge of £15.7m (2005: £8.9m) relates to the estimated costs and redress payments in respect of endowment complaints that have been received during the year and are anticipated in the future, arising from a regulatory review of structured capital at risk products and from a former network member review. There is no tax impact in respect of this item recognised within the taxation charge. There was a cash outflow of £13.5m (2005: £0.2m) in respect of these items in the year. These are described more fully in note 26.

Restructuring programme
The exceptional charge of £13.9m (2005: £nil) relates to restructuring within Banking. These costs consist principally of redundancy costs, onerous contract costs and the write off of developed software. A tax credit of £0.8m *(2005: £nil) has been recognised in respect of this item, within the taxation charge. There was a* cash outflow of £3.8m (2005: £nil) in respect of this item in the year.

Acquisition integration costs
The exceptional charge of £2.0m (2005: £nil) relates to the costs associated with the integration of the acquisitions made in the second half. These costs consist principally of redundancy and onerous contract costs. A tax credit of £0.8m (2005: £nil) has been recognised in respect of this item within the taxation charge. There was a cash outflow of £0.5m (2005: £nil) in respect of this item in the year.

Discontinued disposal costs
The exceptional charge of £1.4m (2005: £nil) relates to costs incurred in the potential sale process of Sesame which was terminated during the year. There is no tax impact in respect of this item recognised within the taxation charge. There was a cash outflow of £1.4m (2005: £nil) in respect of this item in the year.

3 Operating costs

all figures in £ millions *Continuing operations*	**2006**	2005
Cost of sales	**665.7**	580.5
Occupancy costs	**40.9**	39.1
Sales and marketing costs	**69.4**	62.8
Administrative expenditure	**59.6**	65.4
Other operating charges	**34.1**	23.5
Exceptional items (note 2)	**27.8**	11.6
	897.5	782.9

Included within operating costs from continuing operations are the following items:

all figures in £ millions *Continuing operations*	**2006**	2005
Research and development expenditure	**89.7**	86.8
Capitalisation of developed software	**(14.4)**	(11.2)
	75.3	75.6
Amortisation of developed software	**5.0**	3.6
Amortisation of other intangible assets	**4.1**	1.7
Depreciation of property, plant and equipment	**8.8**	8.4
Impairment of assets	**-**	2.7
Loss (profit) on disposal of property, plant and equipment	**0.3**	(0.4)
Operating lease costs - land and buildings	**16.3**	15.5
- plant and machinery	**1.2**	1.2
Remuneration of auditors for Group audit services	**1.5**	1.0
Other fees paid to auditors	**1.9**	0.9

Other fees paid to auditors principally includes work such as international corporation and sales tax advice, £0.6m (2005: £0.7m), the transition to IFRS, £0.5m (2005: £0.1m) and other transactions advisory related work, £0.8m (2005: £0.1m).

4 Discontinued operations

all figures in £ millions	**2006**	2005
Revenue	**31.3**	33.7
Operating costs	**(16.1)**	(17.9)
Profit for the year	**15.2**	15.8
Profit on disposal of operations	**171.9**	-
Profit for the year from discontinued operations	**187.1**	15.8

On 5 May 2006, the Group sold the General Insurance business. Further information is provided in note 17.

Cash flows from discontinued operations

all figures in £ millions	**2006**	2005
Net cash flows from operating activities	**13.8**	16.1
Net cash flows from investing activities	**169.5**	0.3
Net cash flows from financing activities	**-**	-
	183.3	16.4

5 Share-based payments

During the period ended 31 May 2006, the following material share-based payment arrangements existed:

Type of arrangement	**Number of options granted in 2006**	Number of options granted *in 2005*	**Fair value per share of 2006 grant**	Fair value per share of 2005 *grant*	Contractual life
	'000	'000	**£**	£	Years
Long Term Incentive Plan	**832**	1,162	**1.45**	*1.26	8
Misys 1998 Unapproved Share Option Plan (Type I)	**832**	1,062	**1.10**	0.93	10
Misys 2000 Share Option Plan (Type III)	**-**	9,249	**-**	0.93	7 or 10
Misys Share Award Plan	**2,441**	-	***2.14**	-	10
Annual Award Plan	**-**	1,691	**-**	1.62	7
Misys Senior Executive Bonus Plan	**888**	-	**2.07**	-	5
Sharesave (UK)	**338**	1,000	**0.86**	0.96	3
Sharesave (non UK)	**119**	245	**0.86**	1.22	3

** Where several grants were made in the year, the weighted average fair value has been provided*

In the year ended 31 May 2005, grants of options under the Misys 2000 Share Option Plan (Type III) were awarded to senior managers throughout the Group at the market value ruling on the date of grant. In the year ended 31 May 2006, grants under the Misys Share Award Plan ('MSAP') were made to senior managers at nil cost.

In the year ended 31 May 2005, awards under the Annual Award Plan ('AAP') were made to Directors and certain senior managers. The nil cost award comprised three elements: an Annual Award of shares which related to the executives' bonus payment. These shares were beneficially owned at grant but were placed in trust for two years. Deferred and Matching Awards of shares were granted at nil cost and vested after two years.

The Sharesave Schemes provide for a yearly award of options at a discount to the market price and are eligible to all Group employees.

In the tables below similar share-based payment arrangements have been aggregated as follows:

- Share option schemes – nil cost: includes LTIP, MSAP, AAP and MSEBP.
- Share option schemes – market value: includes Type I and Type III.
- Savings-related share option schemes: includes the Sharesave (UK) and Sharesave (non UK) schemes.

Share-based payment charges

Share-based payment charges are calculated by spreading the fair value of an option over the vesting period having taken into account any performance conditions.

The vesting period is typically three years from date of grant or the beginning of the bonus year in respect of grants under the AAP and the MSEBP.

All options are valued using the Black-Scholes option pricing model except grants under the LTIP which use the Monte Carlo option pricing model.

The following assumptions have been used in the option pricing models:

	2006	2005	2004
Risk-free interest rate %	**4.1 - 4.2**	4.9 - 5.3	3.5 - 4.5
Dividend yield %	**3.3**	2.6	2.9
Volatility (i) of Misys plc ordinary shares %:			
Share option schemes – nil cost	**47**	82	70
Share option schemes – market value	**61**	66-67	54-66
Savings-related share option schemes	**47**	82	70
Expected lives (years) of options granted under:			
Share option schemes – nil cost (excluding LTIP)	**3**	3	3
Share option schemes – market value	**6.5**	4.5 – 6.5	4.5 – 6.5
Savings-related share option schemes	**3**	3	3

The following additional assumptions have been used for the Monte Carlo option pricing model:

	2006	2005	2004
Volatility (i) of the top 30 TechMark companies %	**44**	51	54
Correlation coefficient (ii)	**0.16**	0.19	0.18
Expected lives (years) of options granted under LTIP	**3**	4	4

(i) Expected volatility was calculated using the share price history for the period equivalent to the expected life.
(ii) The share price correlation between the top 30 TechMark companies was determined by the historical correlation of the share price movements over the same period as the volatility.

Both models incorporate the share price at the date of grant. The weighted average share price for options granted during the year was £2.35 (2005: £1.86; 2004: £2.52).

Options outstanding

At 31 May 2006, options and awards outstanding, and a reconciliation of movements between balance sheet dates is shown in respect of the Company's ordinary shares of 1p each under the following schemes:

	Share option schemes – nil cost		Share option schemes – market value			Savings-related share option schemes		
	Number '000	Weighted fair value £	Number '000	Weighted exercise price £	Weighted fair value £	Number '000	Weighted exercise price £	Weighted fair value £
At 1 June 2003	5,879		30,216	3.26		4,976	2.32	
Options granted	2,347	2.14	17,576	2.50	1.16	2,093	2.14	1.27
Options exercised	(1,833)		(1,261)	1.55		(109)	1.55	
Options lapsed or expired	(726)		(4,956)	3.71		(1,361)	2.70	
At 31 May 2004	5,667		41,575	2.94		5,599	2.18	
Options granted	2,853	1.45	10,311	1.90	0.93	1,245	1.48	1.01
Options exercised	(1,439)		(759)	1.64		(1,808)	2.10	
Options lapsed or expired	(1,728)		(9,929)	2.91		(1,527)	2.33	
At 31 May 2005	5,353		41,198	2.71		3,509	1.90	
Options granted	4,161	1.99	832	2.35	1.10	457	1.89	0.86
Options exercised	(1,112)		(2,261)	1.91		(460)	1.71	
Options lapsed or expired	(1,706)		(7,322)	2.35		(672)	2.39	
At 31 May 2006	**6,696**		**32,447**	**2.84**		**2,834**	**1.82**	
Range of exercise prices		-			£1.56 - £10.55			£1.40 – £8.11
Weighted average remaining life		7.1 years			4.4 years			1.1 years

The average share price during the year ended 31 May 2006 was £2.22.

The outstanding nil cost share options and awards at 31 May 2006 include 214,129 (2005: 505,777) shares held by the Trustee to the sole benefit of the participants.

Weighted average exercise information is excluded for nil cost schemes.

Options outstanding at 31 May 2006 are further analysed as follows:

	Share option schemes – nil cost		Share option schemes – market value			Savings-related share option schemes		
Grant Year ended 31 May	Number '000	Latest exercise date	Number '000	Weighted exercise price £	Latest exercise date	Number '000	Weighted exercise price £	Latest exercise date
1997	-	-	328	2.26	01/04/07	-	-	-
1998	-	-	329	3.40	11/02/08	-	-	-
1999	-	-	692	4.35	14/04/09	-	-	-
2000	-	-	672	5.42	16/02/10	25	4.50	01/10/06
2001	-	-	2,470	6.57	08/10/10	4	5.35	01/10/07
2002	61	08/10/08	4,781	3.36	22/11/11	427	2.34	01/10/08
2003	58	24/07/09	3,155	1.99	02/02/13	320	1.54	01/05/08
2004	986	11/11/11	11,176	2.49	11/11/13	607	1.98	01/05/09
2005	1,946	28/07/12	8,106	1.90	08/05/15	1,037	1.49	01/07/08
2006	3,645	09/02/16	738	2.35	27/07/15	414	1.90	01/07/09
At 31 May 2006	**6,696**		**32,447**	**2.84**		**2,834**	**1.82**	

Options exercisable

At the balance sheet date the following options and awards had vested:

	Share option schemes – nil cost	Share option schemes – market value		Savings-related share option schemes	
At 31 May	Number '000	Number '000	Weighted exercise price £	Number '000	Weighted exercise price £
2004	446	17,016	3.55	150	4.63
2005	257	21,401	3.31	160	4.58
2006	**267**	**18,097**	**3.31**	**107**	**2.50**

6 Employee costs

all figures in £ millions	**2006**	2005
Wages and salaries	**261.5**	248.5
Social security costs	**23.6**	22.3
Pension costs	**12.5**	12.9
	297.6	283.7

Included in the above are total employee costs of £10.3m (2005: £10.0m) in respect of discontinued operations.

7 Finance costs

all figures in £ millions	**2006**	2005
Bank loans and overdraft interest payable	**(19.3)**	(6.9)
Interest on listed bonds	**-**	(6.2)
Amortisation of issue costs on financing	**(0.5)**	(0.1)
Other interest payable	**(0.1)**	(0.2)
Expected return on pension scheme assets (note 29)	**2.1**	2.0
Interest on pension scheme liabilities (note 29)	**(1.9)**	(1.9)
Unwinding of discount on provisions	**(1.7)**	(1.2)
Finance costs	**(21.4)**	(14.5)
Bank interest receivable	**4.2**	3.8
Unwinding of discount on receivables	**0.7**	0.2
Exchange gains or losses on debt previously hedging goodwill written off to reserves (note 37)	**0.2**	-
Finance income	**5.1**	4.0
Net finance costs	**(16.3)**	(10.5)

8 Taxation

all figures in £ millions	**2006**	2005
Current taxation		
UK corporation tax at 30%	**1.9**	3.1
UK prior year items	**-**	(2.4)
Overseas taxation	**10.0**	11.7
Overseas prior year items	**(1.4)**	(0.2)
Irrecoverable withholding taxes	**0.3**	1.8
Current taxation (including tax relating to exceptional items)	**10.8**	14.0
Deferred taxation (note 27)	**2.7**	0.7
	13.5	14.7

Included within current taxation is a £1.6m credit (2005: £nil) in respect of tax on exceptional items.

The taxation charge for the current and prior year is lower than the standard rate of UK corporation tax based on profit before taxation for the following reasons:

all figures in £ millions	**2006**	2005
Profit on ordinary activities before taxation	**226.6**	77.1
Tax on profit on ordinary activities at the standard rate of UK tax of 30%	**68.0**	23.1
Effects of:		
Permanent differences (primarily exemption on disposal of investments)	**(57.8)**	(2.5)
Profits arising overseas which are subject to rates of tax other than the UK standard rate	**(8.4)**	(13.8)
Effects of temporary differences on which deferred tax is not recognised	**13.1**	9.3
Adjustments to UK taxation charge in respect of prior periods	**-**	(2.4)
UK and overseas research and development tax credits	**(0.3)**	(0.6)
Adjustments to overseas taxation charge in respect of prior periods	**(1.4)**	(0.2)
Irrecoverable withholding tax	**0.3**	1.8
	13.5	14.7

As a UK reporting entity, Misys plc is UK tax resident and therefore the applicable rate for the reconciliation is considered to be the standard rate of UK tax of 30%.

9 Equity dividends

all figures in £ millions	**2006**	2005
Amounts recognised as distributions to equity holders in the period		
Interim dividend for the year ended 31 May 2006 of 2.69p per share	**13.0**	-
Final dividend for the year ended 31 May 2005 of 4.28p per share	**20.7**	-
Interim dividend for the year ended 31 May 2005 of 2.56p per share	**-**	12.8
Final dividend for the year ended 31 May 2004 of 4.08p per share	**-**	20.7
	33.7	33.5
Proposed final dividend for the year ended 31 May 2006 of 4.49p per share	**21.4**	

The proposed final dividend of 4.49p (2005: 4.28p) together with the interim dividend of 2.69p (2005: 2.56p) totals 7.18p (2005: 6.84p).

The final dividend, if approved at the Annual General Meeting on 4 October 2006, will be paid on 9 October 2006 to shareholders appearing on the register at the close of business on 4 August 2006. The shares will become ex-dividend on 2 August 2006.

Dividends amounting to £1.6m (2005: £1.6m) in respect of the Company's shares held by employee share trusts have been deducted in arriving at the amounts recognised and proposed as distributions to equity holders.

10 Earnings per share

Earnings per share ('EPS') have been calculated in accordance with IAS 33 'Earnings Per Share' by dividing profit attributable to shareholders by the weighted average number of shares in issue during the period.

Adjusted basic and adjusted diluted EPS are presented to provide more comparable and representative information. Accordingly, the adjusted basic and adjusted diluted EPS figures exclude exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and exchange gains or losses on debt previously hedging goodwill written off to reserves. Where applicable, all items below are shown net of taxation.

all figures in £ millions	**2006**	2005
Profit attributable to shareholders	**213.1**	62.0
Exceptional items after taxation (note 2)	**(145.7)**	11.6
Gains and losses on embedded derivatives after taxation	**(0.2)**	-
Amortisation of acquired intangibles	**2.4**	0.3
Exchange gains or losses on debt previously hedging goodwill written off to reserves	**(0.2)**	-
Adjusted profit attributable to shareholders	**69.4**	73.9
Profit for the year from discontinued operations	**187.1**	15.8
	pence	pence
Basic earnings per share	**44.0**	12.4
Diluted earnings per share	**43.6**	12.3
Adjusted basic earnings per share	**14.3**	14.8
Adjusted diluted earnings per share	**14.2**	14.7
Basic earnings per share from discontinued operations	**38.7**	3.2
Diluted earnings per share from discontinued operations	**38.3**	3.1

The weighted average numbers of basic and diluted shares in issue during the period were 484.1m and 488.4m respectively (2005: 499.5m and 505.8m). Dilution arises principally as a result of outstanding share options.

11 Net interest paid

all figures in £ millions	**2006**	2005
Interest received	**4.2**	4.0
Bank loans and overdraft interest paid	**(19.6)**	(4.5)
Interest on listed bonds	**-**	(7.8)
Facility arrangement fees	**-**	(1.3)
Other interest paid	**-**	(0.2)
Net cash flow from interest paid	**(15.4)**	(9.8)

12 Acquisitions and disposals of businesses

all figures in £ millions	**2006**	2005
Cash consideration paid in respect of current year acquisitions (including expenses)	**(55.3)**	(4.9)
Cash consideration paid in respect of prior years' acquisitions	**(0.2)**	(5.0)
Cash consideration received in respect of current year disposals (net of expenses)	**191.3**	-
Cash consideration received in respect of prior year disposals	**-**	0.2
Cash at bank and in hand acquired	**4.2**	1.0
Cash at bank and in hand disposed of	**(21.0)**	-
Net cash flow from acquisitions and disposals	**119.0**	(8.7)

13 Other capital expenditure and financial investment

all figures in £ millions	**2006**	2005
Purchase of property, plant and equipment	**(5.5)**	(8.1)
Purchase of third party software	**(2.0)**	(1.3)
Purchase of investments	**(0.8)**	(0.6)
Sale of property, plant and equipment	**-**	1.0
Net cash flow from other capital expenditure and financial investment	**(8.3)**	(9.0)

14 Financing activities

all figures in £ millions	**2006**	2005
Dividends paid	**(33.7)**	(33.5)
(Decrease) increase in borrowings (note 15)	**(111.6)**	23.2
Capital element of finance leases	**(1.3)**	(1.0)
Payments for the purchase of own shares	**(25.3)**	(52.9)
Share options exercised	**5.2**	3.7
Net cash flow from financing activities	**(166.7)**	(60.5)

15 Movement in borrowings

all figures in £ millions	**2006**	2005
Reduction in funds placed on interest bearing deposit	**-**	45.0
Receipt of funds in respect of cross currency swaps	**-**	43.9
Repayment of listed bonds	**-**	(318.7)
Net movements on listed bonds	**-**	(229.8)
Repayment of bank loans	**(391.0)**	(49.7)
Receipt of bank loans	**280.6**	304.1
Repayment of loan notes	**(1.1)**	(1.4)
Repayment of other loans	**(0.1)**	-
(Decrease) increase in borrowings	**(111.6)**	23.2

16 Analysis of net debt

all figures in £ millions	At 1 June 2005	Cash flow	Acquisitions (excluding cash)	Other non cash changes	Differences on exchange	**At 31 May 2006**
Cash	101.6	15.4	-	-	0.2	**117.2**
Bank overdraft	-	(9.5)	-	-	-	**(9.5)**
	101.6	5.9	-	-	0.2	**107.7**
Bank loan	(316.2)	110.4	-	(0.3)	7.1	**(199.0)**
Other loans	-	0.1	(0.1)	-	-	**-**
Loan notes	(2.1)	1.1	-	(0.2)	-	**(1.2)**
Finance leases	(2.1)	1.3	(0.3)	(1.1)	-	**(2.2)**
Net debt	(218.8)	118.8	(0.4)	(1.6)	7.3	**(94.7)**

Within the regulated business of Sesame are cash balances of £71.7m (2005: £59.5m) subject to certain restrictions over their use. In addition to these amounts, there are cash balances of £2.3m (2005: £1.2m) not available for the general use of the Group.

17 Goodwill

all figures in £ millions	**2006**	2005
Cost and net book value at 1 June	**216.3**	212.6
Differences on exchange	**(5.7)**	0.7
Additions through business combinations completed in the current year	**32.9**	-
Additions through business combinations completed in the prior year	**0.4**	3.0
Disposals	**(2.8)**	-
Cost and net book value at 31 May	**241.1**	216.3

Significant cash generating units

The goodwill held in the Hospital Systems and Sesame cash generating units (CGUs), being £141.7m and £35.7m respectively, are considered significant in comparison to the total carrying amounts of goodwill assets at 31 May 2006.

At 31 May 2006 impairment reviews of the carrying value of these assets were conducted. The value in use of each of these assets was determined from the present value of the future cash flows. Discount rates of 11.5% and 14% respectively were used.

The following key assumptions were used in the discounted cash flow projections for the Hospital Systems CGU:

- a longer-term sustainable growth rate of 3%, used to determine an appropriate terminal value multiple;
- average near-term nominal growth for the major products within the CGU of 8%; and
- average operating margins of 15%.

The growth rates and margins used to estimate future performance are based on past performance and the experience of growth rates and margins achievable in the US Healthcare markets as a guide. The assumptions used in estimating the future performance of the Hospital Systems CGU are consistent with past performance.

The following key assumptions were used in the discounted cash flow projections for the Sesame CGU:

- a longer-term sustainable growth rate of 2.5%, used to determine an appropriate terminal value multiple;
- average near-term nominal growth for the major products within the CGU of 4%; and
- average operating margins on net revenue of 9%

The growth rates and margins used to estimate future performance are based on past performance and the experience of growth rates and margins achievable in the UK mortgage and investment markets as a guide. The assumptions used in estimating the future performance of the Sesame CGU are consistent with past performance as well as the expectations arising from the change of the business model over time, brought about by the launch of Sesame Select.

The projections of both covered a period of 10 years as it is considered that this is a suitable time period over which to review and consider annual performance, before applying a fixed terminal value multiple to the final year cash flows of the detailed projection.

The growth rates used to estimate future performance beyond the periods covered by the annual and strategic planning processes do not exceed the long-term average growth rates for similar products.

Sensitivity analysis around the base case assumptions have been performed and it has been concluded that no reasonably possible changes in key assumptions would cause the carrying amount of the Hospital Systems and Sesame CGUs to exceed their recoverable amounts.

Current year acquisitions
Within Banking, the Group completed three acquisitions, which created goodwill of £12.6m. Almonde Inc was acquired on 10 July 2005 for a cash consideration, including acquisition expenses, of £11.0m. Intesio GmbH was acquired on 10 February 2006 for a cash consideration, including acquisition expenses, of £7.6m. NEOMAlogic SARL was acquired on 24 March 2006 for a cash consideration, including acquisition expenses, of £10.6m. In each case 100% of the share capital was acquired. Prior to acquisition, Misys acted as an agent for Almonde and there are no incremental revenues; and the operating loss since acquisition was £0.4m. The remaining two acquisitions contributed £1.5m revenue and £0.6m operating profit in the period since acquisition.

Within Healthcare, the Group completed two acquisitions, which created goodwill of £20.3m. Payerpath Inc was acquired on 30 January 2006 for a cash consideration, including acquisition expenses, of £28.0m. Other assets within the physicians market were acquired on 1 March 2006 for a cash consideration, including acquisition expenses, of £2.5m. In each case 100% of the share capital was acquired. In the period since acquisition, they have contributed revenue of £2.3m and operating losses of £2.8m, of which £2.0m has been treated as an exceptional item.

An analysis of the aggregate net assets acquired for all acquisitions in the year is shown below since no single acquisition is material to the Group.

all figures in £ millions	Book value	Fair value adjustment	Fair value
Intangible assets	0.2	20.6	20.8
Property, plant and equipment	0.9	-	0.9
Deferred tax assets	-	4.9	4.9
Cash	4.2	-	4.2
Other assets	3.3	(0.2)	3.1
Other liabilities	(6.4)	(0.7)	(7.1)
Net assets acquired	2.2	24.6	26.8
Goodwill			32.9
Total consideration			59.7

Total consideration includes directly attributable expenses of £1.8m and deferred consideration of £4.4m. The fair value adjustments contain provisional amounts which will be finalised within 12 months of acquisition.

Prior year acquisitions
Additions to goodwill in the year include further contingent consideration of £0.4m in respect of IDOM Consulting (UK) Limited.

Current year disposals
On 5 May 2006 the Group disposed of its shareholding in a number of companies comprising the General Insurance business for a total cash consideration of £183.0m, realising a profit on disposal £171.9m. This business has been classified as a discontinued operation as required under IFRS 5.

On 7 July 2005 the Group disposed of its 60% shareholding in AssureWeb Limited for a total cash consideration of £3.0m, realising a loss on disposal of £2.8m. This has been disclosed as an exceptional item.

On 5 August 2005 the Group disposed of its 29% investment in First Software (UK) Limited for a total cash consideration of £8.6m, realising a profit on disposal of £8.0m. This has been disclosed as an exceptional item.

all figures in £ millions	General Insurance	AssureWeb	First Software	Total
Proceeds on disposal, net of expenses	180.0	2.7	8.6	191.3
Cash at bank and in hand disposed of	(10.7)	(10.3)	-	(21.0)
Share of other net liabilities (assets) disposed of	2.6	7.2	(0.2)	9.6
Goodwill written off	-	(2.4)	(0.4)	(2.8)
Profit (loss) on disposal	171.9	(2.8)	8.0	177.1

18 Other intangible assets

all figures in £ millions	Complete technology	Customer relationships	Trade names and brands	Total acquired intangibles	Developed software	Third party software	Total
Cost							
At 1 June 2005	1.8	-	-	1.8	24.6	10.8	37.2
Differences on exchange	(0.2)	(0.2)	-	(0.4)	(0.7)	(0.2)	(1.3)
On acquisition of subsidiary undertakings	16.1	4.2	0.4	20.7	-	0.1	20.8
On disposal of subsidiary undertakings	-	-	-	-	-	(0.1)	(0.1)
Additions	-	-	-	-	14.4	2.0	16.4
Disposals	-	-	-	-	(5.9)	(0.5)	(6.4)
At 31 May 2006	**17.7**	**4.0**	**0.4**	**22.1**	**32.4**	**12.1**	**66.6**
Amortisation and impairment							
At 1 June 2005	(0.3)	-	-	(0.3)	(6.2)	(8.3)	(14.8)
Differences on exchange	-	-	-	-	0.2	0.2	0.4
Charge for the year	(2.2)	(0.2)	-	(2.4)	(5.0)	(1.7)	(9.1)
On disposal of subsidiary undertakings	-	-	-	-	-	0.1	0.1
Disposals	-	-	-	-	3.3	0.5	3.8
At 31 May 2006	**(2.5)**	**(0.2)**	**-**	**(2.7)**	**(7.7)**	**(9.2)**	**(19.6)**
Net book value							
At 31 May 2006	**15.2**	**3.8**	**0.4**	**19.4**	**24.7**	**2.9**	**47.0**

all figures in £ millions	Complete technology	Customer relationships	Trade names and brands	Total acquired intangibles	Developed software	Third party software	Total
Cost							
At 1 June 2004	-	-	-	-	13.3	11.9	25.2
Differences on exchange	-	-	-	-	0.1	0.1	0.2
On acquisition of subsidiary undertakings	1.8	-	-	1.8	-	-	1.8
Additions	-	-	-	-	11.2	1.3	12.5
Disposals	-	-	-	-	-	(2.5)	(2.5)
At 31 May 2005	1.8	-	-	1.8	24.6	10.8	37.2
Amortisation and impairment							
At 1 June 2004	-	-	-	-	(2.6)	(9.2)	(11.8)
Differences on exchange	-	-	-	-	-	(0.1)	(0.1)
Charge for the year	(0.3)	-	-	(0.3)	(3.6)	(1.4)	(5.3)
Disposals	-	-	-	-	-	2.4	2.4
At 31 May 2005	(0.3)	-	-	(0.3)	(6.2)	(8.3)	(14.8)
Net book value							
At 31 May 2005	1.5	-	-	1.5	18.4	2.5	22.4

19 Property, plant and equipment

all figures in £ millions	Freehold properties	Leasehold properties	Computer and other equipment	Total
Cost				
At 1 June 2005	4.7	7.0	52.7	64.4
Differences on exchange	-	(0.2)	(0.8)	(1.0)
On acquisition of subsidiary undertakings	-	-	0.9	0.9
On disposal of subsidiary undertakings	(1.6)	-	(3.7)	(5.3)
Additions	-	1.3	5.3	6.6
Disposals	-	(0.2)	(2.4)	(2.6)
At 31 May 2006	**3.1**	**7.9**	**52.0**	**63.0**
Depreciation				
At 1 June 2005	(0.6)	(3.8)	(37.6)	(42.0)
Differences on exchange	-	0.2	0.7	0.9
Charge for the year	(0.1)	(1.0)	(7.9)	(9.0)
On disposal of subsidiary undertakings	-	-	2.8	2.8
Disposals	-	0.2	2.1	2.3
At 31 May 2006	**(0.7)**	**(4.4)**	**(39.9)**	**(45.0)**
Net book value				
At 31 May 2006	**2.4**	**3.5**	**12.1**	**18.0**

all figures in £ millions	Freehold properties	Leasehold properties	Computer and other equipment	Total
Cost				
At 1 June 2004	5.1	5.3	55.9	66.3
Differences on exchange	-	0.1	0.4	0.5
On acquisition of subsidiary undertakings	-	-	0.1	0.1
Additions	-	1.7	7.5	9.2
Disposals	(0.4)	(0.1)	(11.2)	(11.7)
At 31 May 2005	4.7	7.0	52.7	64.4
Depreciation				
At 1 June 2004	(0.4)	(2.4)	(41.1)	(43.9)
Differences on exchange	-	(0.1)	(0.3)	(0.4)
Charge for the year	(0.2)	(1.4)	(7.1)	(8.7)
Disposals	-	0.1	10.9	11.0
At 31 May 2005	(0.6)	(3.8)	(37.6)	(42.0)
Net book value				
At 31 May 2005	4.1	3.2	15.1	22.4

Included in the above analysis is plant and equipment acquired under finance leases, with a net book value of £2.2m (2005: £2.0m) after accumulated depreciation of £2.2m (2005: £1.8m). The net book value of leasehold properties comprises long leasehold £0.1m (2005: £0.3m) and short leasehold £3.4m (2005: £2.9m).

Included within additions for the year is £0.2m (2005: £0.3m) and within the depreciation charge for the year is £0.2m (2005: £0.3m) in respect of discontinued operations.

20 Investments

all figures in £ millions	**2006**	2005
At 1 June	**4.1**	3.5
Additions	**0.8**	0.6
Disposals	**(0.2)**	-
Movements in fair value	**(0.9)**	-
At 31 May	**3.8**	4.1

The Group investments primarily comprise investments in US and European technology funds held at fair value with adjustments taken through the income statement. The investments are denominated in US dollars and euros and are non interest bearing. No market exists for trading in these funds and they are held for long-term growth. The Group has entered into agreements, whereby these funds can be drawn down to invest in start up and early stage companies in the Information Technology sector. A total of £0.8m of this commitment remains undrawn at 31 May 2006.

21 Trade and other receivables

all figures in £ millions	**2006**	2005
Trade receivables	**87.1**	83.2
Less: provision for impairment of receivables	**(14.2)**	(10.1)
	72.9	73.1
Other receivables	**50.1**	47.7
Prepayments	**15.5**	14.0
Contract work in progress	**9.5**	11.8
Accrued income	**27.7**	20.2
Current trade and other receivables	**175.7**	166.8
Other receivables	**15.0**	13.6
Accrued income	**2.5**	-
Non current trade and other receivables	**17.5**	13.6
Total trade and other receivables	**193.2**	180.4

Other receivables include amounts recoverable in Sesame from members and insurers (note 26).

22 Trade and other payables

all figures in £ millions	**2006**	2005
Trade payables	**26.8**	29.4
Other taxation and social security	**7.9**	10.0
Other payables	**23.5**	17.9
Accruals	**95.6**	80.4
Current trade and other payables	**153.8**	137.7
Other payables	**1.4**	0.8
Accruals	**2.3**	1.2
Non current trade and other payables	**3.7**	2.0
Total trade and other payables	**157.5**	139.7

Accruals comprise:

all figures in £ millions	**2006**	2005
Cost of sales (excluding staff related costs)	**28.7**	19.2
Staff related costs (including sales commissions and bonuses)	**47.2**	42.0
Other	**22.0**	20.4
	97.9	81.6

23 Loans and overdrafts

all figures in £ millions	**2006**	2005
Bank overdrafts	**9.5**	-
Loan notes	**1.2**	2.1
Finance leases	**1.1**	1.0
Current loans and overdrafts	**11.8**	3.1
Bank loans	**199.0**	316.2
Finance leases	**1.1**	1.1
Non current loans and overdrafts	**200.1**	317.3

During the year to May 2005 the Group negotiated a new $850m revolving credit facility with a syndicate of banks. The facility comprised one tranche of $585m which will mature not later than March 2010 and a second tranche of $265m which was originally scheduled to mature not later than March 2007. During the year to May 2006 the maturity of this second tranche was extended and it will now mature not later than March 2008.

Bank loans
At 31 May 2006 the bank loans drawn down under the facility comprise £154.0m denominated in US dollars and £45.0m in sterling, which bore interest at 5.63% and an average of 5.52% respectively. All bank loans are unsecured.

Arrangement fees of £1.3m in respect of the $850m facility were included in the original carrying value of the loan. During the year to May 2006 further arrangement fees of £0.2m were incurred. These costs are amortised in the income statement over the expected term of the facility. The amount of unamortised facility arrangement fees at 31 May 2006 is £0.8m.

The facility is guaranteed by Misys plc and certain other companies within the Group.

The Group is subject to certain financial covenants on its bank loans: these include a minimum ratio of operating profit, before depreciation and amortisation to net interest; and a maximum ratio of net debt to operating profit, before depreciation and amortisation.

24 Derivative financial instruments

All derivative financial instruments are measured at their fair value and are calculated by reference to the net present value of future cash flows, based on exchange rates and interest rates quoted in international financial markets at the balance sheet date.

	31 May 2006		1 June 2005	
all figures in £ millions	**Assets**	**Liabilities**	Assets	Liabilities
Interest rate swaps	**0.1**	**-**	-	-
Forward foreign currency contracts	**0.8**	**(0.6)**	0.9	(1.5)
Embedded derivatives	**0.6**	**(2.6)**	1.0	(3.2)
	1.5	**(3.2)**	1.9	(4.7)
Analysed as follows:				
Current	**1.0**	**(0.7)**	1.3	(2.1)
Non current	**0.5**	**(2.5)**	0.6	(2.6)
	1.5	**(3.2)**	1.9	(4.7)

Derivative financial instruments at 1 June 2005 are shown on the adoption of IAS 39 'Financial Instruments: Recognition and Measurement'.

Forward currency contracts used to hedge fair value and cash flow risks
Financial assets and liabilities, which are denominated in currencies other than those of the functional currencies of the entities concerned, are hedged using forward currency contracts. Gains and losses on these contracts are recorded in the income statement where they are offset by compensating gains and losses on the underlying items.

The Group also uses forward currency contracts to hedge the cash flow risk on contractually committed future cash flows. Where the amounts are material, the hedge accounting provisions of IAS 39 are adopted and gains and losses on these contracts are held in equity until they mature, when they are transferred to the income statement. Where the hedge accounting provisions of IAS 39 are not adopted, gains and losses are recognised immediately in the income statement. Gains and losses held in equity on forward currency contracts as of 31 May 2006 will be released to the income statement at various dates up to one year from the balance sheet date.

Embedded derivatives

Certain long-term software licencing contracts are priced in currencies other than those of the functional currencies of the entities entering into the contracts (usually US dollars, pounds sterling or euros). Under IAS 39, such contracts may contain an embedded foreign currency derivative which must be extracted from the host contract and measured separately at each balance sheet date. Gains or losses on these derivatives are charged or credited to the income statement. The contracts are generally of up to 10 years duration, and this is therefore the period over which the assets and liabilities are expected to crystallise.

25 Financial instruments

Financial liabilities

The interest rate and maturity profile of the Group's financial liabilities are as follows:

	Total £m	Floating rate liabilities £m	Fixed rate liabilities £m	Non interest bearing liabilities £m	Weighted average interest rate on fixed rate liabilities %	Weighted average period for which rate is fixed Years	Weighted average period for non interest bearing liabilities Years
At 31 May 2006							
Denominated in sterling	**150.8**	**55.7**	**71.3**	**23.8**	**5.0**	**4.2**	**1.0**
Denominated in US dollars	**156.0**	**154.0**	**1.9**	**0.1**	**5.5**	**1.5**	**0.5**
Denominated in euros	**4.9**	**-**	**4.9**	**-**	**3.0**	**4.3**	**-**
	311.7	**209.7**	**78.1**	**23.9**			
Due within one year	**76.2**	**10.7**	**42.1**	**23.4**			
Due within one to two years	**19.7**	**-**	**19.2**	**0.5**			
Due within two to five years	**211.9**	**199.0**	**12.9**	**-**			
Due after more than five years	**3.9**	**-**	**3.9**	**-**			
	311.7	**209.7**	**78.1**	**23.9**			
At 31 May 2005							
Denominated in sterling	153.9	65.9	60.0	28.0	4.8	4.7	1.5
Denominated in US dollars	254.1	252.4	1.6	0.1	5.5	1.4	0.5
	408.0	318.3	61.6	28.1			
Due within one year	61.2	2.1	33.8	25.3			
Due within one to two years	15.6	-	14.5	1.1			
Due within two to five years	326.8	316.2	9.0	1.6			
Due after more than five years	4.4	-	4.3	0.1			
	408.0	318.3	61.6	28.1			

In both years the carrying value of the Group's financial liabilities are equal to their fair value.

Floating rate liabilities comprise bank loans, overdrafts and loan notes and bear interest at rates linked to UK and US LIBOR or UK base rates, depending on the denomination of the loan. Fixed rate liabilities comprise property, lapse and regulatory review and complaints provisions and finance leases. The liabilities on which no interest is paid comprise non interest bearing contingent consideration and property and regulatory review and complaints provisions. These financial liabilities are disclosed in notes 23 and 26.

Financial assets

Financial assets primarily comprise cash deposits and investments. Cash which bears interest at nominal rates comprises £60.6m (2005: £26.8m) denominated in sterling, £14.3m (2005: £15.5m) in US dollars, £12.4m (2005: £6.6m) in euros and £6.4m (2005: £7.0m) in other currencies. Cash deposits of £23.5m (2005: £45.7m) denominated in sterling, accrue interest at rates based on LIBOR. Investments of £3.8m

(2005: £4.1m) primarily comprise contractual rights to receive financial assets of US and European technology funds which are non interest bearing. Full details of these assets are given in note 20. In addition, the Group has sterling financial assets of £17.5m (2005: £13.8m) in respect of a receivable falling due in more than one year. This primarily relates to non interest bearing amounts in Sesame, expected to be recovered from members within the next four years.

Financial risk management

The Group's business activities expose it to a variety of financial risks: currency risk; credit risk; liquidity risk and interest rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise the potential effects of this on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of financial instruments and investing excess liquidity.

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily the US dollar and the euro. Such risks can arise from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

Foreign exchange risks arise in a subsidiary when future commercial transactions and recognised assets and liabilities are denominated in currencies that are not the entity's functional currency. To manage this risk the subsidiary enters into forward contracts with Group Treasury. Group Treasury is responsible for managing the net position in each currency that arises from such exposures by using forward currency contracts with relationship banks.

Each subsidiary designates contracts with Group Treasury as fair value hedges or cash flow hedges, as appropriate. Foreign exchange contracts taken with relationship banks are designated at Group as hedges of foreign exchange risk on specific assets, liabilities or future transactions on a gross basis and are treated as cash flow hedges.

The Group's risk management policy is to hedge all contractually committed transactions as they occur.

Credit risk

The Group's principal financial assets are cash, bank balances and trade and other receivables. The Group's credit risk is primarily attributable to its trade receivables. It has policies in place to ensure that sales are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high-quality financial institutions. The Group has policies that limit the amount of credit exposure to any financial institution. The Group has no significant concentrations of credit risk, with exposures spread over a large number of counterparties and customers.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims to maintain flexibility in funding by keeping committed credit lines available.

Cash flow and fair value interest rate risk

The Group's interest rate risk arises from floating rate bank loans and from cash held on deposit. The Group's cash balances are kept in interest bearing current accounts and on short-term deposit, so as to maximise the level of return while maintaining an adequate level of liquidity. The Group does not invest surplus funds in long-term fixed interest securities, and is therefore not exposed to any significant fair value interest rate risk.

The Group's borrowings are primarily at variable interest rates, which expose the Group to cash flow interest rate risk. Interest rate caps are used to protect the Group against significant increases in interest rates.

26 Provisions for liabilities and charges

all figures in £ millions	Lapse	Regulatory reviews and complaints	Property	Contingent consideration	Other	Total
At 1 June 2005	35.1	34.4	18.0	0.1	2.0	89.6
Additional provisions charged to income statement	52.6	35.2	3.6	-	0.2	91.6
Unwinding of discount	0.6	0.3	0.8	-	-	1.7
Release of provisions	-	(2.0)	-	-	-	(2.0)
Utilisation of provisions	(49.4)	(26.3)	(2.9)	-	(1.2)	(79.8)
On disposal of subsidiary undertaking	-	-	(0.2)	-	(0.2)	(0.4)
At 31 May 2006	**38.9**	**41.6**	**19.3**	**0.1**	**0.8**	**100.7**
Analysis of total provision						
Current	26.0	32.7	5.7	-	0.4	64.8
Non current	12.9	8.9	13.6	0.1	0.4	35.9
	38.9	41.6	19.3	0.1	0.8	100.7

IFA Network provisions

	Lapse			Regulatory reviews and complaints		
all figures in £ millions	Provision	Receivable	Net	Provision	Receivable	Net
At 1 June 2005	(35.1)	31.2	(3.9)	(34.4)	16.0	(18.4)
Net movement	(3.8)	3.6	(0.2)	(7.2)	5.1	(2.1)
At 31 May 2006	**(38.9)**	**34.8**	**(4.1)**	**(41.6)**	**21.1**	**(20.5)**

Lapse

Lapse provisions of £38.9m (2005: £35.1m) are held in respect of commissions reclaimable by product providers on policies that may be cancelled within their indemnity period which is generally less than four years. The lapse provisions are mostly recoverable from members and are shown gross of the recoverable element, with the corresponding entry of £34.8m (2005: £31.2m) held within other receivables.

Regulatory reviews and complaints

Regulatory reviews and complaints provisions principally comprise the estimated costs arising from both received and future endowment complaints, costs arising from other received complaints, amounts in respect of a specific review relating to a former network member, the costs arising from a regulatory review of structured capital at risk products sales, and the FSAVC and pensions review processes. These provisions are expected to be utilised over the next four years and are partly recoverable from members and through insurance cover. The amounts are shown gross of the estimated recoverable element of £21.1m (2005: £16.0m) which is included within other receivables. As a result the net provision is £20.5m (2005: £18.4m).

The net amounts charged to the income statement in the year in respect of regulatory reviews and complaints were £19.3m (2005: £7.9m) including £15.7m (2005: £8.9m) disclosed as an exceptional item (note 2).

Future endowment complaints
During the past two years, along with the rest of the industry, Sesame has experienced a significant increase in the volume of complaints from consumers about advice given by IFAs regarding the sales of endowment policies. This is due to increased consumer awareness, poor stock market performance over the life of the policies and action taken by the majority of product providers to crystallise their liabilities with regard to past endowment complaints.

In 2005, given the levels of endowment complaints that were being received, the increasing rate at which they were being upheld and the expectation that the volumes of future complaints were going to be significant, a provision was made for the Directors' best estimate of the costs associated with complaints that were to be received in the future with respect to past sales of endowments.

During the year the estimates made at 31 May 2005 have been reviewed and updated to reflect the Directors' current best estimate based on the actual experience to date on the number of complaints received and the uphold rate. Assets have been recognised with respect to the estimated recoveries from professional indemnity insurance and the network members who gave the original advice.

The net provision for both received and future endowment complaints at 31 May 2006, and included within the regulatory reviews and complaints provision, is £19.8m (2005: £10.6m).

In calculating this figure significant judgement has been applied in estimating the volume of future endowment complaints, particularly where Sesame does not have records of the total number of endowment sales made prior to the acquisition by Misys of the networks involved. In addition, the volume and pattern of future endowment complaints will in part depend on future actions by product providers and the performance of investment markets. The effect of the significant uncertainties around the potential volume of future endowment complaints is compounded by the uncertainties surrounding the calculation of ultimate redress costs described above. As a result the final cost of future endowment complaints, which includes the administrative costs of handling these complaints, could be greater or less than the provision which has been made.

Structured capital at risk products
As noted in the 2005 Annual Report, in common with other companies in the sector a thematic review of Sesame's and its predecessor networks' past sales of structured capital at risk products was carried out by the Financial Services Authority ('FSA') during 2005. As a result of the review Sesame agreed to reassess the conclusions reached on historic complaints received, review promotional material and carry out a review of the suitability of a sample of sales selected from the general population of sales of structured capital at risk products made by its network members.

The reassessment of the complaints received to date is nearing completion and the sample review and the review of promotional material is at an advanced stage. Sesame has provided the FSA with the findings of the reviews and based upon this information the FSA has agreed that it would be disproportionate to require Sesame to undertake a wider or full population review.

Other provisions

The property provisions comprise the net present value of the estimated future costs of vacant and sublet properties and the excess over market value for occupied properties of subsidiaries acquired in previous years. The provision relating to vacant and sublet properties is expected to be utilised on average over the next seven years, and the excess over market value provision over the next six years. Included within the charge for the year is £3.6m (2005: £nil) which has been disclosed as an exceptional item.

Contingent consideration is non interest bearing and is payable in cash.

Included in other provisions are amounts in respect of litigation and non property related onerous contracts.

27 Deferred taxation

Deferred tax assets comprise:

all figures in £ millions	Losses	Other temporary differences	Total
At 1 June 2005	11.8	10.1	21.9
Adjustment on the implementation of IAS 39 (note 37)	-	0.9	0.9
Acquisition of subsidiaries	3.8	1.1	4.9
Charged to the income statement	(0.1)	(2.6)	(2.7)
Charged to equity in respect of share-based payments	-	(0.1)	(0.1)
Other charges to equity	-	(2.4)	(2.4)
Currency translation differences	-	0.2	0.2
At 31 May 2006	**15.5**	**7.2**	**22.7**

all figures in £ millions	Losses	Other temporary differences	Total
At 1 June 2004	8.9	12.5	21.4
Credited (charged) to income statement	2.9	(3.6)	(0.7)
Charged to equity in respect of share-based payments	-	0.1	0.1
Other charges to equity	-	0.8	0.8
Currency translation differences	-	0.3	0.3
At 31 May 2005	11.8	10.1	21.9

Deferred tax assets recoverable within one year are £5.5m (2005: £3.9m).

Deferred tax assets of £15.5m (2005: £11.8m) have been recognised in respect of carried forward losses, which, on the basis of the latest forecasts, are expected to be recovered against future profits . Deferred tax assets of £32.2m (2005: £27.2m) in respect of other losses have not been recognised due to uncertainty with respect to the unwind against future profit streams.

Deferred tax assets on other temporary differences of £7.2m (2005: £10.1m) have been recognised in respect of deductions which on the basis of the latest forecasts, are more likely than not to be utilised. Other temporary differences of £31.8m (2005: £20.3m) and accelerated capital allowances of £5.9m (2005: £5.7m) have not been recognised due to the unpredictability of future profits when these temporary differences will unwind.

There would be no additional cost of repatriation of unremitted earnings of subsidiaries to the UK because of the availability of foreign tax credits against any UK tax liability arising.

There is an unrecognised deductible temporary difference of £232.8m (2005: £232.8m) in respect of capital losses in the UK. These losses can only be utilised against specific types of future capital gain.

28 Deferred income

all figures in £ millions	2006	2005
Current		
Maintenance fees	**81.7**	76.9
Other income	**33.0**	31.9
	114.7	108.8
Non current		
Maintenance fees	**2.0**	3.5
Other income	**2.3**	5.0
	4.3	8.5

Deferred maintenance fees represent amounts invoiced in advance for contracts which provide technical support and trouble shooting assistance (helpdesk, etc) in addition to upgrades and enhancements to the Group's software products and hardware maintenance. Maintenance fees are recognised as revenue rateably as the services are provided over the period of the contract.

Other deferred income represents amounts invoiced, including deposits, primarily in respect of initial licence fees for software products and professional services for which the revenue recognition criteria have yet to be satisfied.

29 Retirement benefit obligations

Defined contribution schemes

The Group operates a number of defined contribution pension schemes covering the majority of its employees. The cost of these pension schemes was £12.5m (2005: £12.9m) and was charged to the income statement as incurred. There were no outstanding or prepaid contributions at either the beginning or the end of the financial year.

Defined benefit schemes

In 2003/04 the active members of the UK final salary scheme ceased to accrue benefits on the basis of their final salary during the year. Thereafter the benefits of the active members accrue on a money purchase (defined contribution) basis. The Group made a special payment of £5.0m in the current year to address the deficit in the scheme.

In addition, the Group operates a number of other smaller defined benefit arrangements.

The latest full actuarial valuation of the UK scheme was carried out as at 31 May 2005; the assumptions of which have been updated to 31 May 2006 by qualified independent actuaries. The last full actuarial valuations of the other Group schemes were carried out on a number of different dates; these assumptions have been updated to 31 May 2006 by qualified independent actuaries.

The principal assumptions used in the valuations of the schemes are:

all figures in %	**2006**	2005	2004
Rate of increase in salaries	**n/a**	n/a	6.0
Rate of increase in pensions in payment	**3.5**	3.5	3.5
Discount rate	**5.0**	5.1	5.8
Inflation assumption	**3.0**	2.7	3.0

The expected rates of return on plan assets are based on the long-term expected rates of return for each asset class. Mortality assumptions are based on the PA92 Standard Mortality tables. The year end assets in the schemes and the expected rates of return were:

	Long term expected rate of return	**2006 value**	Long term expected rate of return	2005 value	Long term expected rate of return	2004 value
	%	**£m**	%	£m	%	£m
Equities	**7.4**	**30.6**	7.4	23.0	8.1	20.0
Government bonds	**4.4**	**4.6**	4.4	3.8	5.1	3.5
Corporate bonds	**5.0**	**4.6**	5.1	3.8	5.8	3.5
Cash	**4.6**	**0.1**	4.8	-	4.3	0.1
Total market value of assets		**39.9**		30.6		27.1
Actuarial value of liabilities		**(40.6)**		(39.4)		(33.5)
Deficit in the schemes		**(0.7)**		(8.8)		(6.4)
Related deferred tax asset		**0.2**		2.7		1.8
Pension liability		**(0.5)**		(6.1)		(4.6)

Movement in deficit during the year:

all figures in £ millions	**2006**	2005
Plan assets:		
Fair value at 1 June	**30.6**	27.1
Expected return on plan assets (note 7)	**2.1**	2.0
Actuarial gain	**3.0**	2.0
Contributions paid	**5.0**	-
Net benefits paid out	**(0.8)**	(0.5)
Fair value at 31 May	**39.9**	30.6
Benefit obligations:		
Present value at 1 June	**(39.4)**	(33.5)
Interest cost (note 7)	**(1.9)**	(1.9)
Actuarial losses	**(0.1)**	(4.5)
Net benefits paid out	**0.8**	0.5
Present value at 31 May	**(40.6)**	(39.4)
Net liability	**(0.7)**	(8.8)

The actual return on plan assets was £5.1m (2005: £4.0m). The total gain recognised in the Statement of Recognised Income and Expenditure was £2.9m (2005: £2.5m loss). The cumulative amount of gains recognised in the Statement of Recognised Income and Expenditure was £0.4m (2005: £2.5m loss).

History of experience gains and losses:

	2006	2005
Experience gains on schemes' assets		
Amount (£m)	**3.0**	2.0
Percentage of schemes' assets	**7.5%**	6.5%
Experience gains on schemes' liabilities		
Amount (£m)	**4.1**	-
Percentage of schemes' liabilities	**10.1%**	-

30 Contingent liabilities

Within Sesame, the regulatory requirements governing the IFA network business receive significant attention. Compliance with these regulations is subject to a process of ongoing review and appraisal by both the FSA and the Directors. Provision is made for the costs arising from specific regulatory reviews as well as from complaints from consumers, both received and anticipated, where these can be reliably estimated as set out in note 26.

The final cost of settling these complaints is uncertain and depends upon the proportion of complaints ultimately proved to be valid, the redress cost on each policy, which in turn is dependent upon the performance of investment markets, and the administrative cost of handling the complaints. The recoverability of these costs will depend on whether the Sesame or member insurance policy responds, and if so, what level of excess will apply and the ability of Sesame to recover costs from members, many of whom are no longer part of the network. In establishing the year end provision, assumptions have been made regarding each of these based on recent actual experience. As a result the actual cost may differ from that for which provision has been made. No allowance has been made for any future regulatory action by the FSA.

Contingent liabilities that are quantifiable arise from property rental guarantees that have been issued in the normal course of business and also from bonds that have been issued in support of tenders submitted to prospective customers. These amount to £9.7m (2005: £8.5m).

As set out in note 29, the Group operates defined contribution pension schemes including within the US. The Group has applied to the IRS to correct a number of errors that had inadvertently been made in the operation of part of the US schemes, in order to preserve their favourable tax treatment. At this stage it is not practicable to estimate whether or not this will result in a cost to the Company. The annual contributions to the schemes by the Group are £5.2m (2005: £5.9m)

The Group's subsidiaries and the Company can be parties to legal actions and claims arising in the ordinary course of business. Whilst the outcome of current outstanding actions and claims remains uncertain, it is expected that they will be resolved without a material impact on the Group's financial position.

31 Commitments

Commitments of the Group under non cancellable operating leases at 31 May:

		2006		2005
all figures in £ millions	**Land and buildings**	**Plant and machinery**	Land and buildings	Plant and machinery
Rental payments due within one year	**16.8**	**0.4**	16.3	0.9
Rental payments due between two and five years	**50.9**	**0.6**	41.4	0.7
Rental payments due after five years	**31.2**	**-**	24.6	-
	98.9	**1.0**	82.3	1.6

Capital expenditure on property, plant and equipment committed by the Group at 31 May 2006 was £0.3m (2005: £nil).

32 Related party transactions

Transactions between Misys plc and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Remuneration of key management personnel

The key management personnel of the Group comprise the Directors of the Company and three senior managers and their remuneration is set out below in aggregate.

all figures in £ millions	**2006**	2005
Short-term employment benefits	**4.3**	3.9
Post employment benefits	**0.6**	0.6
Other long-term benefits	**-**	-
Termination benefits	**0.7**	-
Share-based payment benefits	**2.2**	2.1

33 Called up share capital

The Company has an authorised share capital of 750,000,000 1p ordinary shares (2005: 750,000,000). The table below reconciles the allotted and fully paid share capital to those shares not held by the Company.

All figures - number	Allotted, fully paid share capital	Treasury	MEST	ESOP	Total
At 1 June 2005	559,407,803	(51,062,000)	(23,020,128)	(129,482)	485,196,193
Purchase of own shares	-	(11,740,000)	(161,396)	-	(11,901,396)
Share options exercised	319,233	2,408,564	814,886	-	3,542,683
Cancellation of treasury shares	(8,000,000)	8,000,000	-	-	-
At 31 May 2006	**551,727,036**	**(52,393,436)**	**(22,366,638)**	**(129,482)**	**476,837,480**

During the year, 319,233 (2005: 690,319) shares were issued for a consideration of £0.6m (2005: £1.2m) to satisfy share awards.

During the year, 11,740,000 (2005: 26,410,000) ordinary shares were purchased by the Company, representing 2.1% (2005: 4.7%) of the issued share capital of Misys plc, for a total cost, including expenses, of £24.9m (2005: £52.9m). These are held as Treasury shares within reserves and represent a deduction from shareholders' funds.

During the year 2,408,564 (2005: 1,613,677) Treasury shares, with a cost of £4.9m (2005: £3.3m), were utilised to satisfy share awards and 8,000,000 (2005: nil) Treasury shares with a cost of £16.1m (2005: nil) were cancelled. In the prior year 164,323 Treasury shares, with a cost of £0.3m, were transferred to the Misys Employee Share Trust ('MEST').

The MEST purchases shares in the market using funds contributed by the respective Group employing companies. These shares are used to satisfy awards made under the Group's share incentive arrangements. At 31 May 2006 the MEST held 22,366,638 (2005: 23,020,128) shares purchased for a cost of £53.1m (2005: £54.5m) and with a market value of £40.2m (2005: £49.8m). During the year it utilised shares with a cost of £1.8m (2005: £6.7m) to satisfy share awards.

The Employee Share Ownership Plan ('ESOP') purchases shares in the market using funds loaned by the Company. Share purchases are timed to ensure that the ESOP has sufficient shares to satisfy its requirements as and when its obligations fall due. The Trustees of the ESOP have waived its rights to dividends. At 31 May 2006, the ESOP held 129,482 (2005: 129,482) shares, purchased for a cost of £0.3m (2005: £0.3m) and with a market value of £0.2m (2005: £0.3m). During the prior year the ESOP utilised shares with a cost of £35,000 to satisfy its obligations.

34 Share capital and reserves

all figures in £ millions	Share capital	Share premium	Capital redemption reserve	Other reserves	Total	Minority interest	Equity shareholders funds
At 1 June 2005	5.6	66.5	0.2	(235.0)	(162.7)	3.3	(159.4)
Adjustment on the implementation of IAS 39 (note 37)	-	-	-	(1.7)	(1.7)	-	(1.7)
Total recognised income and expense for the period	-	-	-	215.5	215.5	-	215.5
Dividends paid	-	-	-	(33.7)	(33.7)	-	(33.7)
Share options exercised	-	0.6	-	-	0.6	-	0.6
Share options settled from own shares	-	0.1	-	4.5	4.6	-	4.6
Cancellation of treasury shares	(0.1)	-	0.1	-	-	-	-
Purchase of and other movements in own shares	-	-	-	(25.3)	(25.3)	-	(25.3)
Share-based payments	-	-	-	9.8	9.8	-	9.8
Deferred tax on share-based payments	-	-	-	(0.1)	(0.1)	-	(0.1)
Minority interests disposed of	-	-	-	-	-	(3.3)	(3.3)
At 31 May 2006	**5.5**	**67.2**	**0.3**	**(66.0)**	**7.0**	**-**	**7.0**

all figures in £ millions	Share capital	Share premium	Capital redemption reserve	Other reserves	Total	Minority interest	Equity shareholders funds
At 1 June 2004	5.6	65.3	0.2	(220.4)	(149.3)	2.9	(146.4)
Total recognised income and expense for the period	-	-	-	59.7	59.7	0.4	60.1
Dividends paid	-	-	-	(33.5)	(33.5)	-	(33.5)
Share options exercised	-	1.2	-	-	1.2	-	1.2
Share options settled from own shares	-	-	-	2.5	2.5	-	2.5
Purchase of and other movements in own shares	-	-	-	(53.8)	(53.8)	-	(53.8)
Share-based payments	-	-	-	10.4	10.4	-	10.4
Deferred tax on share-based payments	-	-	-	0.1	0.1	-	0.1
At 31 May 2005	5.6	66.5	0.2	(235.0)	(162.7)	3.3	(159.4)

35 Other reserves

all figures in £ millions	Retained earnings	Treasury shares	Own shares	Translation reserve	Total
At 1 June 2005	(77.3)	(102.3)	(54.8)	(0.6)	(235.0)
Adjustment on the implementation of IAS 39 (note 37)	(1.7)	-	-	-	(1.7)
Total recognised income and expense for the period	213.6	-	-	1.9	215.5
Dividends paid	(33.7)	-	-	-	(33.7)
Share options settled from own shares	(2.2)	4.9	1.8	-	4.5
Cancellation of treasury shares	(16.1)	16.1	-	-	-
Purchase of and other movements of own shares	-	(24.9)	(0.4)	-	(25.3)
Share-based payments	9.8	-	-		9.8
Deferred tax on share-based payments	(0.1)	-	-	-	(0.1)
At 31 May 2006	**92.3**	**(106.2)**	**(53.4)**	**1.3**	**(66.0)**

all figures in £ millions	Retained earnings	Treasury shares	Own shares	Translation reserve	Total
At 1 June 2004	(106.2)	(53.0)	(61.2)	-	(220.4)
Total recognised income and expense for the period	60.3	-	-	(0.6)	59.7
Dividends paid	(33.5)	-	-	-	(33.5)
Share options settled from own shares	(7.5)	3.3	6.7	-	2.5
Purchase of and other movements of own shares	(0.9)	(52.6)	(0.3)	-	(53.8)
Share-based payments	10.4	-	-	-	10.4
Deferred tax on share-based payments	0.1	-	-	-	0.1
At 31 May 2005	(77.3)	(102.3)	(54.8)	(0.6)	(235.0)

36 Post balance sheet events

On 18 July 2006, the Group announced the disposal of its Apollo asset management business.

37 Adoption of IAS 39

As permitted by IFRS 1 'First-time Adoption of International Financial Reporting Standards', the Group elected to defer implementation of IAS 39 'Financial Instruments: Recognition and Measurement' until the year ending 31 May 2006. The effect of adopting IAS 39 on the balance sheet at 1 June 2005 is as follows:

all figures in £ millions	At 31 May 2005	Transition adjustment	At 1 June 2005
Non current assets			
Trade and other receivables	13.6	0.6	14.2
Deferred tax assets	21.9	0.9	22.8
Current assets			
Trade and other receivables	166.8	1.1	167.9
Current liabilities			
Trade and other payables	(137.7)	(1.7)	(139.4)
Non current liabilities			
Trade and other payables	(2.0)	(2.6)	(4.6)
Other assets and liabilities	(222.0)	-	(222.0)
Net liabilities	(159.4)	(1.7)	(161.1)

The most significant financial instruments recognised on the adoption of IAS 39 for the Group are embedded foreign currency derivatives which occur when certain software licensing contracts are priced in a currency which is different to the functional currency of those companies entering into the transaction. The net effect of this at 1 June 2005 was a £2.2m charge.

Other financial instruments recognised include foreign exchange contracts, taken out to eliminate transactional currency exposures, and interest rate hedges, taken out to protect the Group's interest charge from increases in interest rates, which had an effect of a charge of £0.2m and £0.2m respectively at 1 June 2005.

There was a deferred tax asset on the above items of £0.9m at 1 June 2005.

Exchange gains or losses on debt previously hedging goodwill written off to reserves
On consolidation, the results of overseas operations are translated into sterling at the average exchange rate for the period, and their assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Currency translation differences are recognised in the translation reserve. All material assets and liabilities that are not denominated in the functional currency of the operation involved are hedged using forward foreign currency contracts. Exceptions to this are the Group's external foreign currency borrowings (principally US dollar borrowings) which are held as a partial natural hedge against the Group's foreign net investments.

On the adoption of IAS 39 a portion of the US dollar borrowings, which qualified for hedge accounting under UK GAAP, no longer qualify for this treatment. This difference arises as a result of the different treatment of goodwill previously written off to reserves under IAS 39 compared with UK GAAP. As a result, the foreign exchange gains or losses arising on the retranslation of the non-qualifying amount of the US$ borrowings are recognised in the income statement as 'exchange gains or losses on debt previously hedging goodwill written off to reserves'. This resulted in a charge of £0.2m in the year, being the first period of adoption. This comprised a charge of £6.4m in the first half and a credit of £6.2m in the second half.

Foreign exchange gains and losses on embedded derivatives and on debt previously hedging goodwill written off to reserves are excluded from the calculation of adjusted earnings per share.

38 Transition to IFRS

Reconciliation of retained profit for the year ended 31 May 2005

All figures in £ millions	Note	
Retained profit under UK GAAP		14.8
Goodwill amortisation	a	52.1
Development costs	b	7.6
Share based payments	c	(8.9)
Other	d	(3.2)
Retained profit under IFRS		62.4

Reconciliation of shareholders' equity as at 31 May 2005

All figures in £ millions	Note	31 May 2005	1 June 2004
Total equity under UK GAAP		(252.6)	(182.5)
Goodwill amortisation	a	52.1	-
Development costs	b	18.4	10.7
Other adjustments	d	22.7	25.4
Total equity under IFRS		(159.4)	(146.4)

Earnings per share for the year ended 31 May 2005

	BASIC		DILUTED	
All figures in pence	UK GAAP	IFRS	UK GAAP	IFRS
Earnings per share	**2.9**	**12.4**	**2.8**	**12.3**
Goodwill amortisation	10.4	-	10.3	-
Amortisation of acquired intangibles	-	0.1	-	0.1
Estimated cost and redress payments associated with regulatory reviews and endowment complaints	1.8	1.8	1.8	1.8
Loss on disposal of business	0.5	0.5	0.5	0.5
Adjusted earnings per share	**15.6**	**14.8**	**15.4**	**14.7**

Background

The Group previously prepared its financial statements in accordance with UK GAAP. From 1 June 2005, the Group is required to prepare its consolidated financial statements in accordance with IFRS, as adopted by the European Union. As the 2006 financial statements include comparatives for 2005, the Group's date of transition to IFRS under IFRS 1 'First Time Adoption of IFRS' is 1 June 2004 and the 2005 comparatives are restated to IFRS.

IFRS 1 exemptions

IFRS 1 permits those companies adopting IFRS for the first time certain exemptions. The Group has taken the following exemptions:

1. IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' on financial instruments have been adopted from 1 June 2005 and comparative information has not be restated.
2. IFRS 3 'Business Combinations' has been applied prospectively from 1 June 2004.
3. Cumulative translation differences for all foreign operations have been set to zero at 1 June 2004.
4. The Group has recognised actuarial gains and losses in full through the statement of recognised income and expense.
5. IFRS 2 'Share-based Payments' has been applied to all equity instruments that had not vested on or before 31 May 2004.

IFRS adjustments

The primary adjustments arising from the adoption of IFRS are described further below:

(a) Goodwill

Under UK GAAP goodwill was capitalised and amortised over its useful economic life, up to a maximum period of 20 years. Under IFRS, goodwill is not amortised but is subject to impairment testing on at least an annual basis. The goodwill amortisation charge under UK GAAP of £52.1m for the year ended 31 May 2005 has been reversed in the IFRS restated results.

(b) Developed software
Under UK GAAP, the costs of internally developed software licences and upgrades were expensed as incurred, irrespective of the future value expected from the results of the development activity. IAS 38 'Intangibles Assets' requires that certain development costs are capitalised when the criteria set out in the standard are met.

The effect of adopting IFRS is to capitalise development costs previously expensed under UK GAAP. Any capitalised costs are amortised over the useful life of the product. The impact on the income statement for the year to 31 May 2005 is £7.6m.

(c) Share-based payments
The Group operates a variety of share-based employee incentive arrangements which typically include the grant of share options.

Under UK GAAP, the intrinsic value of an award under the Group's share plans was charged as an operating cost over the period of performance of the employee receiving the award. Inland Revenue approved SAYE schemes (and their overseas equivalents) were outside the scope of UITF Abstract 17, and a charge was therefore not recorded in respect of these schemes even where the options were granted at a discount to the market price at the date of invitation.

IFRS 2 requires that an expense is recognised in the income statement based on the fair value of an award at the date of grant for all share-based incentive schemes. The expense is spread over the period for which services are received from employees, which is assumed to be the vesting period of the award.

The impact of adopting IFRS is to increase the share-based payment charge in the income statement, primarily because IFRS 2 covers market value schemes and schemes which were outside the scope of UITF 17.

The total IFRS charge for the year to 31 May 2005 is £10.4m compared with £1.5m under UK GAAP, resulting in an incremental charge of £8.9m.

(d) Other adjustments
Acquired intangible assets
After transition to IFRS, there is a requirement to assess and recognise the fair value of all separately identifiable intangible assets that are acquired as part of a business combination. Under UK GAAP, such items were generally subsumed within goodwill. As a result of this change, £1.8m was reclassified from goodwill to other intangibles in respect of the acquisition of IDOM Consulting (UK) Limited in August 2004, of which £0.3m was amortised during the year. A deferred tax liability of £0.6m arose on the recognition of the intangible assets, giving rise to an additional £0.6m goodwill. As explained in note 10, the adjusted EPS excludes this charge for the amortisation of acquired intangible assets.

Discounting
Under IFRS, provisions are discounted to their fair value at the balance sheet date. As the discounting effect unwinds over time, the resulting increase in the provision is treated as a finance cost. Where provisions relate to claims that are recoverable from a third party, the corresponding debtor balance has also been discounted.

The effect of this adjustment on the balance sheet at 31 May 2005 is to decrease non-current provisions by £1.2m and non-current receivables by £0.9m. An additional charge of £0.2m has been included within finance costs for the full year.

Holiday pay
IAS 19 requires that a liability is recorded for all accrued entitlements for holiday at each balance sheet date. The additional accrual at 31 May 2005 (which has been adjusted within current trade and other payables) is £2.0m, and an additional charge of £0.8m has been recorded in the year to 31 May 2005.

Dividends
Under UK GAAP, dividends were recognised as an expense in the income statement. An accrual was made for dividends that were proposed by the Directors after the balance sheet date but prior to the date of signing the financial statements and a corresponding expense was recognised.

Distributions to equity holders are not recognised in the income statement under IFRS, they are disclosed as a component of the movement in equity. A liability is recorded for a final dividend when it is approved by the company's shareholders, and for an interim dividend when it is paid.

The impact of IFRS is to remove the £20.7m accrual for the 2004/05 final dividend in the balance sheet at 31 May 2005.

Taxation
Deferred tax under UK GAAP was provided on all timing differences that had originated but not reversed at the balance sheet date. Timing differences arise when gains and losses are included in tax computations in a later or earlier period from that in which they appear in the Group's financial statements.

IAS 12 'Income Taxes' has a balance sheet focused approach. The standard requires that full provision be made for all taxable temporary differences except those arising on goodwill. A temporary difference is the difference between the carrying amount of an asset or liability in the balance sheet and its associated tax base. A temporary difference is a taxable temporary difference if it will give rise to taxable amounts in the future when the asset or liability is settled.

Current tax assets and liabilities are shown separately on the face of the balance sheet.

The principal impact of adopting IFRS has been to recognise an additional deferred tax asset of £3.1m at 31 May 2005. This is in respect of developed software costs, tax allowable goodwill on acquisitions, share-based payments and holiday pay liabilities.

The movement on this balance during the year ended 31 May 2005 is such as to create an additional deferred tax charge of £1.9m in that year.

Cash flow statement
The transition from UK GAAP to IFRS does not change any of the cash flows of the Group. The IFRS cash flow format is similar to UK GAAP but presents various cash flows in different categories and in a different order from the UK GAAP cash flow statement. All of the IFRS accounting adjustments net out within cash flow from operating activities except for the reclassification of expenditure on developed software to cash used in investing activities.